8/10

05010360

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME All Nippon Airways Co Ltd

*CURRENT ADDRESS

PROCESSED

AUG 1 2 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1569 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/05

All Nippon Airways Co., Ltd.

Annual Report 2005
For the Year Ended March 31, 2005

Positioned for A New Chapter of Growth


Terminal 2
ANA

Good Times Fly

ANA

A STAR ALLIANCE MEMBER

Profile

In the more than 50 years since its founding in 1952, All Nippon Airways Co., Ltd. (ANA), has provided air transportation services, with the highest priority on safe operations. ANA is proud of the high level of trust that customers have placed in the Company. As a result of that trust, ANA has grown into the world's 10th largest airline, with more than 48 million passengers a year.

With an overriding emphasis on safety and customer satisfaction, the ANA Group will continue working to be the number one airline group in Asia.

ANA Group Philosophy

Our Commitments

On a foundation of security and reliability, the ANA Group will

- ***Create attractive surroundings for customers***
- ***Continue to be a familiar presence***
- ***Offer dreams and experiences to people around the world***



Contents

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments, foreign exchange rate fluctuations, and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
For the Year:				
Operating revenues	¥1,292,813	¥1,217,596	¥1,215,909	$12,038,486
Operating expenses	1,215,039	1,183,242	1,218,506	11,314,266
Operating income (loss)	77,774	34,354	(2,597)	724,220
Income (loss) before income taxes and minority interests	45,679	35,221	(54,821)	425,356
Net income (loss)	26,970	24,756	(28,256)	251,141
At Year-End:				
Total assets	¥1,606,613	¥1,565,106	¥1,442,573	$14,960,546
Interest-bearing debt	942,256	1,031,713	945,395	8,774,150
Total shareholders' equity	214,284	150,086	121,954	1,995,381
	Yen			U.S. dollars
Per Share Data:				
Net income (loss)	¥17.26	¥16.14	¥(18.42)	$0.161
Net income assuming full dilution	15.31	14.10	–	0.143
Cash dividends	3.00	3.00	–	0.028
	%			
Management Indexes				
ROA	5.2%	2.7%	0.3%	
ROE	14.8	18.2	–	

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥107.39=US$1, the approximate exchange rate as of March 31, 2005.
2. As of March 31, 2005, there were 96 consolidated subsidiaries and 22 equity-method subsidiaries and affiliates.
3. ROA = (operating income + interest and dividend income) / simple average of total assets
4. ROE = net income / simple average of total assets

Operating Revenues / Operating Income (Loss) Margin



(¥ Billions)
(%)
1,500
1,200
900
600
300
0
8
6
4
2
0
–2
01/3 02/3 03/3 04/3 05/3
Operating Revenues
Operating Income (Loss) Margin

Total Assets / Shareholders' Equity Ratio



(¥ Billions)
(%)
2,000
1,500
1,000
500
0
16
12
8
4
0
01/3 02/3 03/3 04/3 05/3
Total Assets
Shareholders' Equity Ratio

ROA / ROE



ROA (%)
ROE (%)
8
6
4
2
0
–2
–4
60
45
30
15
0
–15
–30
01/3 02/3 03/3 04/3 05/3
ROA
ROE

ANA at a Glance

Business Activities

Air Transportation

Centered on ANA, the Company conducts air transportation operations and other operations using aircraft on domestic and international routes. The Company principally provides passenger, cargo, and mail transportation services. With 48.6 million passengers a year, ANA is one of the world's leading airline groups. ANA also provides a range of services for customers at airports, telephone-based reservations guidance, and aircraft maintenance services.

- Domestic Routes

As of June 2005, ANA operates 865 flights a day on 132 routes. With 44.5 million passengers a year, the Company has a market share of about 50%. ANA is working to improve all aspects of services for customers, from reservations to ticket purchase and boarding, in line with the key words "simple" and "convenient." ANA transports 510,000 tons of cargo and mail a year, and the Company is taking steps to increase its capacity, such as offering late-night scheduled cargo flights.

- International Routes

As of June 2005, ANA operates 488 flights a week on 35 routes and carries 4.1 million passengers a year. The Company is a leading member of Star Alliance, the world's largest airline alliance. Along with other member airlines, ANA provides highly convenient air transportation services. A special focus for the Company is the establishment of an East Asia network, centered on China. ANA transports 250,000 tons of cargo and mail a year, and the Company is implementing measurings to reinforce its operational foundation, such as adding cargo freighters.

Travel Services

The Company develops and sells products using ANA Group air transportation services and accommodations at ANA hotels. The principal products are ANA Hallo Tour overseas travel packages and ANA Sky Holiday domestic travel packages.

Hotel Operations

The Company manages hotels, centered on major cities in Japan, and provides hotel chain management support. We offer a range of services, including accommodations and food and beverage. ANA aims to provide the highest level of service to satisfy its customers.

Other Businesses

In other businesses, ANA's operations are principally related to air transportation, including information and telecommunications, trading, retailing, real estate and building maintenance, ground transportation and distribution, and aircraft equipment repair.

Segment Revenues

Segment Revenues as a Percentage of Operating Revenues

Major Group Companies



1,200
800
400
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

70.7%

Air Transportation

All Nippon Airways Co., Ltd. (ANA)
Air Nippon Co., Ltd. (ANK)
Air Japan Co., Ltd. (AJX)
Air Hokkaido Co., Ltd. (ADK)
Air Nippon Network Co., Ltd. (AKX)



900
600
300
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

46.2%

Air Transportation Support

ANA Catering Service Co., Ltd.
Osaka Airport Service Co., Ltd.
International Airport Utility Co., Ltd.
New Tokyo Airport Service Co., Ltd.
ANA Aircraft Maintenance Co., Ltd.



400
300
200
100
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

17.5%



200
150
100
50
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

12.6%

ANA Sales Co., Ltd.



90
60
30
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

4.6%

ANA Property Management Co., Ltd.
ANA Hotels & Resorts Co., Ltd.
ANA Hotel Management Co., Ltd.
ANA Hotel Tokyo Co., Ltd.
Okinawa ANA Resort Co., Ltd.


ANA FESTA

200
150
100
50
0
(¥ Billions)
01/3 02/3 03/3 04/3 05/3

12.1%

All Nippon Airways Trading Co., Ltd.
ANA Real Estate Co., Ltd.
ANA Information Systems Planning Co., Ltd.
Infini Travel Information, Inc.
ANA Logistic Service Co., Ltd.
Jamco Corporation

To Our Shareholders

Highlights of the Fiscal Year Ended March 2005

- We recorded solid performances in international and cargo operations, and operating revenues rose 6.2%, to ¥1,292.8 billion.
- Despite higher fuel prices, vigorous efforts to reform our cost structure limited the increase in operating expenses, which rose 2.7%, to ¥1,215.0 billion.
- Operating income was up 126.4%, to ¥77.7 billion, the second highest level in the Company's history.
- Net income increased 8.9%, to ¥26.9 billion.
- We paid dividends of ¥3.00 per share.

Aiming to Be the Number One Airline Group in Asia

On April 1, 2005, Yoji Ohashi became chairman of the Board of Directors, and I became president and CEO. My objective is to realize as soon as possible the corporate vision announced by Mr. Ohashi: being the number one airline group in Asia. I will dedicate my efforts to maintaining safe operations, to achieving this vision, and to meeting the expectations of our shareholders.

Building a Stronger Company through Cost Structure Reform

To build a corporate structure that is less susceptible to the risk of economic and market fluctuations, the ANA Group has worked aggressively to implement the Cost Reduction Plan, which targeted ¥30.0 billion in cost cuts over the three-year period ending March 2006. We succeeded in cutting costs by ¥30.0 billion by March 2005, a year ahead of schedule. Moreover, we recorded higher profits in an environment marked by rising crude oil prices, and we earned a profit on international routes for the first time since we commenced international service in 1986.

Reflecting these achievements, in the fiscal year ended March 2005, operating revenues rose 6.2%, to ¥1,292.8 billion. Operating income was up 126.4%, to ¥77.7 billion, the second highest level in the Company's history, and net income increased 8.9%, to ¥26.9 billion. Cash dividends were set at ¥3.00 per share.

Implementing the ANA Group Mid-Term Corporate Plan (April 2005 to March 2008)

The expansion and internationalization of Haneda Airport are scheduled for completion in 2009. The new era following the airport's expansion will be marked by intensified competition. To achieve our vision of being the number one airline group in Asia, we formulated the new ANA Group Mid-Term Corporate Plan (April 2005 to March 2008).

Over this three-year period, we will raise profitability on international routes, a future growth area for ANA, by bolstering our network. On domestic routes, a major source of profits for the Company, we will work to achieve stable profit growth by enhancing our profitability and competitiveness. And to develop cargo, another growth area, into our third core operational field, we will work to enhance our profitability by taking advantage of emerging business opportunities and again bolstering our network.

Moreover, to further boost our profit structure, we will continue to rigorously pursue cost structure reform. And during the period covered by this new mid-term plan, we intend to cut costs by ¥13.0 billion. To further


ANA

Mineo Yamamoto, *President and Chief Executive Officer*

reinforce our corporate structure against fluctuations in operating conditions, we will reduce indirect fixed costs.

At the same time, to build a financial position that can withstand the coming era of intense competition, we must complete the improvement of our balance sheet and the disposal of low-profit assets. During the period covered by the new mid-term plan, operations with low profits in comparison with the scale of their assets and liabilities will be removed from the balance sheet.

In the fiscal year ending March 2008, the final year of the mid-term plan, we will strive to achieve operating income of ¥90.0 billion, ROA of 6.6%, and a debt/equity ratio of 3.9 times.

Giving Priority to Shareholder Returns

Providing a return to shareholders is a top management priority, and the allocation of profits will be made in consideration of the management environment and performance trends. For future operational development, we will use retained earnings to bolster our financial position and strengthen our management foundation.

We are still striving to become the number one airline group in Asia. To that end, we will implement the new mid-term corporate plan so that in the fiscal year ending March 2008, the plan's final year, we can meet our goal of drawing even with Singapore Airlines and Cathay Pacific Airways in all areas, including quality, customer satisfaction, and value creation.

We are prepared to aggressively take on the challenges that lie ahead, and we look forward to your continued support.

July 2005

M. Yamamoto

Mineo Yamamoto
President and Chief Executive Officer

The ANA Group Mid-Term Corporate Plan (April 2005 to March 2008)

For ANA, the completion of the expansion of Haneda Airport in 2009 will mark both a major business opportunity and the start of an era of intensified competition. To strengthen its profitability in order to survive that competition and become the number one airline group in Asia, ANA formulated a new mid-term corporate plan covering the period from April 2005 to March 2008. In the following interview, Mineo Yamamoto, president and CEO of ANA, discusses the new plan.



Q1 What are the goals of the Company's new mid-term corporate plan?

A1 We accelerated the implementation of our cost structure reforms over the three-year period ending March 2006, and they were basically completed by March 2005. We have also achieved our long-time goal of profitability in international operations. However, the airline industry will face a period of intensified competition beginning in 2009, and to become Asia's number one airline group we must accelerate our profit growth. And so we revised our strategy, taking into account rising crude oil prices.

The goals of the new mid-term corporate plan are to focus on profitability, implement an aggressive strategy for profit growth, and strengthen the Company for 2009. At the same time, to make the Company strong enough that it can survive the coming era of intensified competition, over the plan's three-year period we will resolve a long-standing issue by completing the improvement of our balance sheet. We will emphasize ROA as an indicator and rigorously evaluate asset profitability. To strengthen our financial position, we will fundamentally restructure operations that cannot reach a level of profitability corresponding to their assets.

Our numerical goals for the year ending March 2008, including our profitability indicators such as ROA and the operating income margin, are aimed at bringing us to a level that will enable us to compete with the top airlines in Asia, such as Singapore Airlines and Cathay Pacific Airways. We will improve our balance sheet and accumulate profits so that our debt/equity ratio improves to about four times by the fiscal year ending March 2008. Also, we will work to meet the expectations of shareholders, further enhance our enterprise value, and continue to provide stable dividend payments in the fiscal year ending March 2006 and thereafter.

Becoming Number One in Asia

Bolstering the Company to Become Number One Airline in Asia by 2009
—Improve Profitability and Balance Sheet—

Fiscal year ended March

	2004/3	2005/3	2006/3–2008/3	2009
Objective	Resume Dividend Payments	Achieve Profitability on International Routes	Bolstering the Company (profit growth)	Number One Airline in Asia
ANA Group Mid-Term Corporate Plan (April 2004 to March 2007)		• Growth Strategy • Differentiation Routes	**International:** Profit Growth through Higher Revenues	Quality Customer Satisfaction Value Creation
Medium to Long Term Strategy	• Fleet Strategy • Human Resource Strategy		**Domestic:** Improving Profitability and Competitiveness	
ANA Group Corporate Plan & Strategy (April 2003 to March 2006)	• Personnel Cost Structure Reforms: ¥20.0 Billion • Operational Structure Reforms: ¥10.0 Billion			
			Improving the Balance Sheet	

Value Creation Targets: Among the Leaders in Asia by Fiscal Year Ending March 2008

Fiscal year ended March

	2005 Actual	2008 Targets
Operating revenue	¥1,292.8 billion	**¥1,370.0 billion**
Operating income	¥77.7 billion	**¥90.0 billion**
Operating income margin	6.0%	**6.6%**
Net income	¥26.9 billion	**¥31.0 billion**
ROA*	5.2%	**6.6%**
Debt/equity ratio**	5.7 times	**3.9 times**

* ROA = (operating income + interest and dividend income) / simple average of total assets
** Includes off-balance-sheet lease obligations.

Improving Our Balance Sheet



(%, Times)
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
05/3
06/3
07/3
08/3
5.7
5.2
5.2
4.9
5.8
4.6
6.6
3.9
ROA
D/E Ratio

Q2 Please discuss ANA's achievement of profitability in international operations.

A2 To achieve profitability in international operations, we have aggressively revised our routes and optimized our allocation of aircraft. As a result, unit revenues, a key profitability indicator, improved significantly, and we earned a profit in international operations for the first time in the year ended March 2005. Under the new mid-term corporate plan, we have positioned international operations as a growth field, and we will strive to expand our operational scale, increase revenues, and enhance profitability to turn our international routes into a major source of profit growth.

Our fundamental policy for our international operations is to develop our own network of routes with high-profitability and to use alliances to complement that network. At Narita Airport, our key base, we will leverage the opportunity presented by the likely increase in the number of slots over the next three years and bolster our own network. In the development of routes to Europe, the United States, and Asia, we will strategically select bases that are highly profitable and enable us to maximize the advantages of Star Alliance. And, the reinforcement of our China network will center on Narita, Kansai, and Centrair.

International Operations: From Profitability to Pillar of Profit Growth

- Operational Development at Narita
- Enhanced China Network
- Growth in Cargo Operations

Note: Unit revenues = passenger operating revenues (before eliminations) /ASK

Q3 What type of development will ANA undertake on its China routes?

A3 Our China routes are a major pillar of our revenue growth, and accordingly we will strengthen our China network to make it as convenient as our domestic network. The anti-Japan demonstrations that occurred in April 2005 have been resolved, and our concerns have been eased. We expect growth on China routes to continue over the medium term, and, because the yield on these routes is high in comparison with routes to other areas, a strong China network will result in increased profits.

In recent years, the flow of people between Japan and China has grown, in both directions, at more than 10% a year (except 2003), and reached nearly 4.3 million people in 2004. In the previous fiscal year, the number of Chinese people eligible to receive tourist visas upon arrival in Japan was increased. As a result, we expect passenger traffic to record further growth, and we will work aggressively to meet this demand.

We established a Narita–Guangzhou route in April 2005 and a Centrair–Shanghai route in May. We also took steps to reinforce our network with code-share flights with Air China covering all flights between the two countries.

In fall 2005, we will begin introducing the new B737-700 aircraft, which will be operated effectively on both domestic and international flights, with crews and other operations based at Centrair. To achieve our goal of building a network of routes into China that is as "convenient as our domestic network," we will strive to support aviation negotiations between Japan and China.

China Routes: Building a Network with Routes That "Feel Domestic"


Shenyang
Dalian
Beijing
Qingdao
Hangzhou
Shanghai
Xiamen
Taipei
Guangzhou
Hong Kong
Medium-Sized and Wide-Body Aircraft
Medium-Sized and Narrow-Body Aircraft
Medium-Sized and Narrow-Body Aircraft
Narita
Centrair
Kansai
Domestic Cities, International Routes
Three Airports + Connection Demand
Daily Operation
Demand-Supply Matching
Operation of Aircraft both Domestic and International

Q4 What is ANA's operational strategy for domestic routes?

A4 Under the new mid-term corporate plan, we assume that demand on domestic routes will basically remain flat. To achieve stable growth in profits, we will work to maximize revenues per flight by bolstering revenue management through the use of our PROS*[1].

In striving to match supply to demand, where we allocate aircraft in accordance with demand conditions, we have had success with the use of a FAM*[2] since 2003, and we will continue to expand our application of this tool, for instance, substituting aircraft on weekdays and weekends.

To bolster our ability to compete with other companies, we will implement a range of differentiation strategy measures. One example is an integrated transportation strategy, under which we will strengthen our tie-ups with ground transportation companies. Rather than stressing point-to-point transportation between airports, we will emphasize transportation between cities, and by enhancing connectivity with ground transportation companies we will increase convenience. At Centrair, which opened in February 2005, we will increase connectivity between ANA flights and the airport express "*μ-SKY*" operated by Nagoya Railroad (Meitetsu); achieve the shortest transportation time between the city centers of Nagoya and Fukuoka; and establish a competitive edge over the Shinkansen bullet train. In addition, we will expand our alliance partners to include such companies as JR Hokkaido.

In conjunction with the December 2004 opening of the second terminal at Haneda Airport, we began new services in line with the concepts of "simple," " convenient," and "focus on the individual." *Super Seat Premium*, which enables passengers to experience air travel that is more comfortable and relaxing, is an ANA original service, and we expect the effects of this differentiation, such as an increase in frequent flyers, to lead to a steady improvement in our results. By the end of March 2006, we will expand the number of *Super Seat Premium* available seats to 2.5 million, 2.5 times the number available currently. In addition, we will provide a range of new services, such as an enhanced mileage program offered through tie-ups incorporating electronic money *Edy* services and an enhanced *Smart e-Service*, which enables ticketless, PC or cellular phone check-in and boarding pass collection.

Domestic Routes: Toward Stable Profit Growth

Improved Cost Structure

Low-Cost Flight Operations System
Deeper Cost Cuts
Improved Demand-Supply Matching (Weekend FAM)

Improved Unit Revenues

Use of PROS
Further Implementation of Differentiation Strategy

*[1] PROS: Passenger Revenue Optimization System

*[2] FAM: Fleet Assignment Model

Making Cargo Operations Our Third Core Operational Field



Three B767 Freighters in Operation by March 2006
Strengthen Routes to China, Other Asian Countries
Bolster Late-Night Domestic Cargo Flights
Sapporo
China, Other Asian Countries
Narita
Haneda
Centrair
Kansai
Saga

Q5 Would you discuss ANA's cargo operations?

A5 We will bolster our cargo operations as our third core area of business, following domestic and international passenger services. In the fiscal year ending March 2006, we will expand to three Boeing 767-300 freighters and reinforce our operations on domestic routes as well as on routes to China and other Asian destinations.

Domestically, in addition to the existing Tokyo–Sapporo route, in July 2004 we established a twice-daily service on the Tokyo–Saga route using a Boeing 767-300 freighter. In this way, we strengthened our cargo service, which is highly competitive in terms of speed. In the future, to meet strong demand for late-night cargo flights, principally for parcel delivery, we will replace the passenger aircraft used on the Saga route with a cargo freighter.

China has become Japan's largest trading partner, and we believe that the Chinese market will record further growth. With Narita, Kansai, and Centrair airports serving as gateways, we will continue to enhance our network of routes between Japan and China and aim for ¥100.0 billion in revenues from domestic and international cargo operations by the end of March 2008.

Q6 What type of cost-cutting initiatives is ANA implementing?

A6 A key part of our efforts to reduce costs is the steady execution of our Fleet Strategy and Human Resource Strategy in the medium to long term. By standardizing our fleet around highly economical aircraft, we will reduce operating costs, and, by allocating operating subsidiaries in line with aircraft, we will control costs more effectively. We will also trim variable operating costs by reevaluating the routes we fly, and we will improve the productivity of ANA Group companies. Under the mid-term corporate plan, we will cut costs by ¥13.0 billion, and, to build a corporate constitution that is less susceptible to changes in the operating environment, we will reduce indirect fixed costs further and continue to maintain a strong focus on cutting costs where appropriate.

Fleet Strategy—Standardizing on Three Aircraft Types

	As of March 31, 2004			Start of aircraft standardization		After completion of aircraft standardization
Wide-body aircraft Four types to one	B747-400	(23 aircraft)	Aircraft type standardization	B747-400	Introduction of highly economical new aircraft	**New wide-body aircraft** Type not yet determined
	B747SR/LR	(9 aircraft)		B777-300		
	B777-300	(7 aircraft)				
	B777-200	(16 aircraft)		B777-200		
Medium-sized aircraft Three types to one	B767-300	(52 aircraft)	Aircraft type standardization	Medium-sized aircraft Aircraft type standardization B767-300		**New medium-sized aircraft** B787
	B767-200	(2 aircraft)				
	A321	(7 aircraft)				
Narrow-body aircraft Two types to one	A320	(28 aircraft)		A320	Aircraft type standardization	**New narrow-body aircraft** B737-700
	B737	(27 aircraft)		B737		



Q7 What is ANA's strategy for other businesses?

A7 Our primary concern is return on investment, and accordingly we will strive to improve profitability. We will also work to recover funds by optimally allocating management resources to reduce investment and by disposing of assets, thereby reducing interest-bearing debt.

In hotels, profitability continued to be adversely affected by the suspension of sales at some hotels due to renovation work. However, our goal is to have all hotels in operation by the end of March 2006, and we will increase revenues by strengthening marketing and sales activities targeting corporations and individuals, such as participants in the ANA Hotel Members plan. In this way, we will raise gross operating profit and thereby create value in hotel operations.

In trading, we will bolster operations outside the Group, especially in retail sales operations. In particular, we will strive to expand profits derived from sources outside the Group and to increase the independence of our trading operations.

ANA Real Estate Co., Ltd., which is the real estate arm of the ANA Group, is primarily engaged in leasing operations and has worked to expand a range of fee-based businesses. To increase ANA Real Estate's management efficiency and raise the overall enterprise value of the ANA Group, we will make the company a wholly owned subsidiary in October 2005.

Q8 In closing, would you explain ANA's investment strategy?

A8 Over the course of our mid-term corporate plan, we will make ¥500.0 billion in capital investment. The introduction of such aircraft as the Boeing 737-700 and the Boeing 787 and investment in information technology for the purpose of promoting our differentiation strategy measures account for most of these expenditures. Our investment will be centered on air transportation operations and will be less than operating cash flow. Also, by redeeming bonds over the course of the plan, we will reduce real interest-bearing debt, including off-balance-sheet items, from ¥1,245.0 billion at the end of March 2005 to ¥1,095.0 billion at the end of March 2008. Shareholders' equity will be increased from ¥214.2 billion to ¥278.0 billion over the same time frame. By effectively implementing our investment strategy to support our growth strategy, we will improve our profit growth and our balance sheet as well as reinforce our shareholders' equity.


ANA

Boeing 787

Air Transportation

Trends in the Air Transportation Industry in 2004

Global Air Transportation Industry

—Strong growth in air transportation demand, but rising fuel costs squeezed profitability—

In 2004, global demand for international air transportation recorded strong growth, with revenue passenger kilometers up 15.3% and cargo ton-kilometers up 13.4%. In the Asia-Pacific region, revenue passenger kilometers grew 20.5% and cargo ton-kilometers increased 14.4%. Nonetheless, rising crude oil prices in 2004 led to a $21.0 billion year-on-year rise in the airline industry's fuel expenses, which reached $63.0 billion, and as a result combined losses in the airline industry totaled $4.8 billion. (Source: IATA)

Domestic Air Transportation Industry

—Domestic passenger demand was sluggish, but international passenger demand recovered and cargo demand was strong on domestic and international routes—

In 2004, conditions on domestic routes were adversely affected by multiple typhoons and by a major earthquake in Niigata Prefecture. Although the number of passengers on domestic routes was down 3.0% from the previous fiscal year, to 93.8 million, domestic cargo demand was strong, with volume up 3.5%, to 880,000 tons.

Demand on international routes, which had declined substantially in the previous fiscal year due to the war in Iraq and the outbreak of SARS, recovered, with the number of passengers increasing 21.3%, to 17.7 million. China routes showed strong growth, with the number of passengers up 58.5%. International cargo remained favorable, with cargo volume rising 9.9% year on year, to 1.3 million tons. (Source: Japan's Ministry of Land, Infrastructure and Transport)

Air Transportation Highlights

- *Air transportation operating revenues rose 6.9% from the previous fiscal year, to ¥1,066.9 billion.*
- *Operating expenses increased 2.9%, to ¥998.9 billion.*
- *Operating income was up 149.5%, to ¥68.0 billion.*
- *The air transportation segment accounted for 70.7% of total operating revenues before eliminations.*
- *ROA improved 3.0 percentage points, to 5.2%.*



Boeing 777 series cockpit


ANA

The Operation Control Center supervises flight operations.

Air Transportation

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
1,200
1,000
800
600
400
200
0
15
12
9
6
3
0
–3
01/3 02/3 03/3 04/3 05/3
Operating Revenues
Operating Income (Loss) Margin (%)

Assets / ROA


(¥ Billions)
(%)
1,500
1,200
900
600
300
0
8
6
4
2
0
–2
01/3 02/3 03/3 04/3 05/3
Assets
ROA (%)

ROA = operating income / simple average of total assets

Domestic Routes

Domestic Passenger Services Highlights

- *The number of passengers decreased 0.7% from the previous fiscal year, to 44.5 million.*
- *Available seat-kilometers were down 4.0%, to 60.6 billion, while revenue passenger-kilometers declined 1.0%, to 38.4 billion. As a result, the passenger load factor rose 1.9 percentage points, to 63.4%.*
- *Passenger revenues increased 2.2%, to ¥658.7 billion.*
- *Unit revenues were ¥10.9, a ¥0.7 rise from the previous year. The yield increased ¥0.5, to ¥17.1, and the unit price rose 2.8%, to ¥14,808.*

FAM and PROS Take Effect

We put FAM, a system for matching aircraft to demand, into full-fledged operation and downsized aircraft, and the number of available seats declined. However, we used PROS, a system for maximizing revenues by allocating seats to various fares in line with demand trends, and the yield, the passenger load factor, and profitability increased.



The second terminal at Haneda Airport, which opened in December 2004

Increased Flights and Expanded Network

In the year under review, we bolstered our services on routes where strong demand was anticipated. In April 2004, we increased flights on the Tokyo–Osaka route and three other routes, and in June we established the Nagoya–Wakkanai route and added flights on the Tokyo–Wakkanai route and three other routes. Furthermore, we took steps to enhance our network, bolstering our regional operations using Bombardier DHC-8-400 aircraft operated by Air Nippon Network Co., Ltd., and operating 14 round trips a week on the Itami–Kochi route. Air Central Co., Ltd., which became a subsidiary in November 2004, improved connection convenience between domestic local airports and international flights using the new Central Japan International Airport (Centrair) with the establishment of routes between Centrair and Fukushima, Tottori, Yonago, Tokushima, and Matsuyama.

Increased Comfort and Convenience through Bolstered Service

We increased convenience with *Smart e-Service*, which enables customers to check in from anywhere using a PC or cellular phone. Moreover, we revised the fares and service details for the *Super Seat* service and launched the new *Super Seat Premium* service, which offers enhanced levels of comfort and convenience.

We worked to raise the added value of *ANA Mileage Club (AMC)*, increasing facility of point conversion. We also took steps to promote the adoption of electronic money *Edy*, working to foster the use of the *AMC Edy Card* with *Edy* and to activate local shopping areas. We strived to add new facilities where *Edy* can be used, such as in Yokohama's Chinatown district and at Universal Studios Japan.

In addition, we endeavored to increase convenience and competitiveness by aligning, on a trial basis, the schedules of our Centrair–Fukuoka and Centrair–Sapporo flights with the schedule of the airport access train operated by Nagoya Railroad Co., Ltd.

Domestic Operations

Segment Revenues as a Percentage of Operating Revenues


46.2%

Operating Revenues


(¥ Billions)
800
600
400
200
0
01/3
02/3
03/3
04/3
05/3



Automatic check-in equipment

Domestic Cargo and Mail

Highlights

- *The volume of cargo carried during the year under review rose 1.9%, to 422,397 tons, while cargo revenues increased 10.7%, to ¥29.5 billion.*
- *The volume of mail carried during the year under review was 87,272 tons, up 20.0%, and mail revenues were ¥8.5 billion, a decrease of 7.1%.*

Continued Strong Performance in Domestic Cargo

In the first half of the fiscal year, we recorded a solid performance in cargo due to improved economic conditions and to new air cargo demand stemming from the operation of late-night, scheduled cargo flights on the Tokyo–Saga route. In the second half of the fiscal year, however, a number of typhoons hit Japan, causing serious damage to vegetable producing regions in Kyushu and other areas and leading to year-on-year declines in cargo volume. Nonetheless, for the full fiscal year cargo revenues and volume both recorded increases from the previous year.

In mail services, we were recertified for transporting mail as a result of schedule changes, worked aggressively to secure special mail shipments, and strived to get new demand created by the enhancement of Japan Post's parcel program. As a result, the volume of mail carried rose significantly from the previous year, but mail revenues declined due to lower unit prices.



ANA's new uniforms were introduced in May 2005.


ANA

Boeing 767-300 freighter

International Routes / Other

International Passenger Services Highlights

- *The number of international passengers during the fiscal year was 4.1 million, up 24.7% from the previous year.*
- *Available seat-kilometers rose 2.3%, to 25.1 billion, while revenue passenger-kilometers grew 13.2%, to 19.1 billion. As a result, the passenger load factor increased 7.4 points, to 76.2%.*
- *Passenger revenues were up 19.1%, to ¥210.7 billion.*
- *Unit revenues were ¥8.4, an increase of ¥1.2 from the previous year. The yield rose ¥0.6, to ¥11.0.*

First Annual Profit on International Passenger Services

Demand was solid on European and U.S. routes, and we made efforts to secure new tourism demand on China routes by further expanding our network and instigating a range of sales campaigns. As a result, we achieved a large increase in revenues. We also worked to enhance profitability by using data accumulated since our introduction of the PROS three years ago in order to further leverage our application of this system. As a result of these efforts, we achieved operating income on international passenger services for the first time since we began offering service to Guam in March 1986.

Strengthening Our Route Network

We strengthened our pipeline to the Changjiang river delta, where growth in tourism, business, and cargo is high. We operated four flights a week on the Narita–Hangzhou route and three flights a week on the Kansai–Hangzhou route, resulting in daily service between Japan and Hangzhou. We also took other steps to enhance our Asia network. Between Japan and Shenyang, in addition to the Kansai–Shenyang route, we established the Narita–Shenyang route. And in November 2004, we commenced twice-daily service on the Narita–Bangkok route.

Furthermore, we worked to build our network from Centrair. We established a Centrair–Seoul route and tied-up code shares with Star Alliance members and other airlines on routes between Centrair and Beijing, Singapore, Kuala Lumpur, and San Francisco. We also took various initiatives to increase the efficiency of facilities usage and to enhance customer convenience, such as the opening of joint check-in counters for Star Alliance carriers and the first Star Alliance branded lounge in Asia.

International Operations

Segment Revenues as a Percentage of Operating Revenues


17.5%

Operating Revenues


(¥ Billions)
300
250
200
150
100
50
0
01/3 02/3 03/3 04/3 05/3



Your own room in the sky. That's ANA first class.

Increasing Convenience with IT-Based Services

We used IT-based services to enhance convenience for customers. In April 2004, we extended the e-ticket service, where conventional paper tickets are not used, to include 16 routes to 8 airports in China, and beginning with tickets issued in December we extended it to flights operated by United Airlines. From July, we commenced an international advance check-in service, called E-pre-check-in, which enables customers to use a PC or cellular phone to check-in themselves.

International Cargo and Mail Highlights

- *The volume of cargo carried during the year under review rose 6.3%, to 234,417 tons, while cargo revenues were up 15.9%, to ¥50.0 billion.*
- *The volume of mail carried during the year was 13,764 tons, an increase of 1.3%, and mail revenues were ¥2.8 billion, a decrease of 10.9%.*

¥50.0 billion in International Cargo Revenues

In international cargo services, we were able to improve our performance due to the recovery in Japan's economy, economic growth in China and other Asian countries, and robust IT-related shipments, such as digital consumer goods. In the second half of the year, shipments were somewhat sluggish due to inventory adjustments for IT-related products, but for the full fiscal year our performance improved.

In outbound shipments, we recorded substantial gains from the previous year due to solid demand for the shipment of digital consumer goods bound for Europe and the United States and of electronic components and automotive parts to China and Southeast Asia.

In inbound cargo, competition intensified for cargo from Europe and the United States due to excess supply and to the low-price strategies of some airlines, and our performance declined. However, in inbound cargo from Southeast Asia, we maintained solid results, with support from strong demand for electronic components and fresh cargo. And in cargo from China, economic growth led to solid demand. Our B767-300F freighter contributed to our results, and we achieved a significant increase in performance from the previous year.

In mail services, economy mail from Frankfurt increased and cargo volumes rose from the previous year. However, due to lower prices stemming from a reduction in long-haul mail, operating revenues declined.



Central Japan International Airport (Centrair), which opened in February 2005


祝 名古屋—上海線 開設

A ceremony commemorating the start of service on the Centrair–Shanghai route

Other

We worked to increase revenues from aircraft maintenance; from contracts to provide ground services, such as passenger check-in and baggage handling for other airlines; and from in-flight sales. As a result, other revenues increased 13.6%, to ¥105.6 billion, in the year under review.

Revenue Composition on International Routes by Destination
(For the year ended March 2005)


Resorts
5.9%
North America
24.4%
Asia
19.6%
China
23.9%
Europe
26.1%

RPK / ASK Composition on International Routes by Destination
(For the year ended March 2005)


(%)
100
80
60
40
20
0
9.5
19.8
11.6
27.9
31.1
8.9
20.3
15.1
26.6
29.1
RPK
ASK
North America
Europe
China
Asia
Resorts

Travel Services

Highlights

- *Operating revenues were ¥190.2 billion, up 12.9% from the previous fiscal year.*
- *Operating expenses rose 12.4%, to ¥187.1 billion.*
- *Operating income grew 51.1%, to ¥3.1 billion.*
- *Domestic package tours revenues rose 6.8%, to ¥124.6 billion.*
- *International package tours revenues increased 44.2%, to ¥41.8 billion.*
- *Other revenues rose 3.9%, to ¥23.7 billion.*
- *The travel services segment accounted for 12.6% of total operating revenues before eliminations.*
- *ROA improved 1.9 percentage points, to 7.3%.*

Strengthened Travel Services Operations

In May 2004, the Group's travel operations structure was strengthened when ANA Sales & Tours Hokkaido, ANA Sales & Tours Kyushu, and ANA Sales & Tours Okinawa were made wholly owned subsidiaries of ANA Sales and Tours Co., Ltd., through a stock transfer. In January 2005, the company's name was changed to ANA Sales Co., Ltd., to make it more accessible and simpler and to enhance the consistency of the Group's image.



ANAスカイホリデー
北海道
九州
沖縄

Travel package pamphlets

Domestic Routes: Okinawa and Kyushu Tours Favorable

In domestic travel services, we worked aggressively to sell products targeting the summer vacation season, such as *Pika-Natsu Summer Family Travel*, *Adventure Hokkaido*, and *Paradise Okinawa*. At the same time, we bolstered our web sales system, which operates through the *a-tour* domestic and overseas travel web site. As a result, sales of tours increased, with especially strong performances by tours to Okinawa and Kyushu.



ANA
ANA SQUARE
TRAVEL COUNTER

ANA Square Travel Counter (Shiodome, Tokyo)

Overseas Routes: Substantial Growth in Travel to China and Elsewhere in Asia

In overseas travel services, demand recovered from the severe decline seen in the previous year stemming from the war in Iraq and the SARS outbreak, and travel to China and other Asian destinations increased substantially. In particular, we took steps to bolster our sales to China, such as offering a variety of products, setting up a call center dedicated phone line, and establishing local subsidiary ANA Tours (China) Co., Ltd., to enhance our local reception of tour customers. Products for Europe and the United States continued to enjoy firm demand, and products using charter flights in the summer season recorded favorable sales. International package tours revenues rose substantially.

Travel Services

Operating Revenues / Operating Income (Loss) Margin



(¥ Billions)
(%)
200
150
100
50
0
3
2
1
0
–1
01/3 02/3 03/3 04/3 05/3
Operating Revenues
Operating Income (Loss) Margin (%)

Assets / ROA



(¥ Billions)
(%)
60
50
40
30
20
10
0
8
6
4
2
0
–2
–4
01/3 02/3 03/3 04/3 05/3
Assets
ROA (%)

Hotel Operations

Highlights

- *Operating revenues increased 1.0% from the previous fiscal year, to ¥69.4 billion.*
- *Operating expenses edged up 0.7%, to ¥69.9 billion.*
- *Operating loss was down 27.3%, to ¥0.4 billion.*
- *Accommodation revenues increased 2.0%, to ¥23.4 billion.*
- *Banquet revenues decreased 1.1%, to ¥17.8 billion.*
- *Food and beverage revenues decreased 0.3%, to ¥15.7 billion.*
- *Other revenues rose 3.7%, to ¥12.4 billion.*
- *The hotel operations segment accounted for 4.6% of total operating revenues before eliminations.*
- *ROA improved 0.2 percentage points, to –0.4%.*

Progress in Hotel Restructuring

ANA Hotels & Resorts Co., Ltd., which provides management support for our chain hotels, promoted the use of profit management techniques to enhance profitability for the chain as a whole. In particular, we introduced a revenue management system at our flagship ANA Hotel Tokyo, establishing a profit management system in advance of other domestic hotel chains.

With the goal of raising the value of each hotel and boosting operational efficiency, renovations are under way at ANA Hotel Osaka and ANA Hotel Hiroshima, while renovations at ANA Hotel Tokyo were basically completed during the year under review.

Despite unusually severe typhoon conditions, our Okinawa resort hotels succeeded in improving their performance.

On the other hand, reservations at certain hotels had to be halted due to renovation work during the year under review, and demand for weddings and other banquets remained sluggish. As a result, we were unable to avoid recording an operating loss.



ANA Hotel Tokyo (Akasaka, Tokyo)



Strings Hotel Tokyo (Shinagawa, Tokyo)

Hotel Operations

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
100
80
60
40
20
0
8
6
4
2
0
–2
01/3 02/3 03/3 04/3 05/3
Operating Revenues
Operating Income (Loss) Margin (%)

Assets / ROA


(¥ Billions)
(%)
150
120
90
60
30
0
8
6
4
2
0
–2
01/3 02/3 03/3 04/3 05/3
Assets
ROA (%)

Other Businesses

Highlights

- *Total operating revenues in the other businesses segment came to ¥183.3 billion, an increase of 3.6% from the previous fiscal year.*
- *Operating expenses rose 2.3%, to ¥176.3 billion.*
- *Operating income was ¥6.9 billion, up 48.8%.*
- *Trading and retailing revenues grew 1.1%, to ¥121.9 billion.*
- *Information and telecommunications revenues increased 27.3%, to ¥25.0 billion.*
- *Real estate and building maintenance revenues were down 4.5%, to ¥17.3 billion.*
- *Other revenues increased 2.4%, to ¥19.0 billion.*
- *The other businesses segment accounted for 12.1% of total operating revenues before eliminations.*
- *ROA rose 1.3 percentage points, to 3.9%.*


ANA FESTA
ANA FESTA

ANA FESTA shops are being opened at major airports.

Trading and Retailing

All Nippon Airways Trading Co., Ltd., which conducts trading and sales of goods, recorded higher sales in duty-free operations following the recovery in overseas travel demand. Also, following the opening of shops at the new second terminal at Haneda Airport and at Centrair, the company recorded significant growth in sales in the retail service field. Moreover, conditions were favorable in aircraft parts, direct sales, and food operations. Overall, All Nippon Airways Trading recorded higher revenues and profits.

Information and Telecommunications

Infini Travel Information, Inc., which provides an international reservation and ticketing system for airlines, recovered from the adverse influence of the outbreaks of SARS and avian influenza in the previous year. As a result, higher revenues and profits were recorded due to a significant increase in the number of reservation and ticketing system transactions following an increase in the number of passengers on international flights, especially to Asia.

ANA Information Systems Planning Co., Ltd., which provides information system development, maintenance, and operation services to ANA and other Group companies, recorded lower system development revenues. However, a small increase in sales from the previous year was recorded due to the receipt of orders for maintenance and operation services.

Real Estate and Building Maintenance

ANA Real Estate Co., Ltd., which operates as a real estate agent and insurance agent, principally in the field of leasing, opened buildings for occupancy and worked to expand its non-asset operations, such as the opening of three apartment buildings for sublease. Also, accompanying the opening of Centrair, ANA Real Estate obtained new employee housing and insurance contracts from other Group companies, and it recorded a basically favorable performance in each of its divisions. However, revenues for the fiscal year declined due to the revenues from the disposal of a former company-housing site that were recorded in the previous fiscal year.



Azur Toyonaka Honcho, an apartment building for sublease (Osaka)

Other Businesses

Operating Revenues / Operating Income Margin


(¥ Billions)
(%)
250
200
150
100
50
0
5
4
3
2
1
0
01/3 02/3 03/3 04/3 05/3
Operating Revenues
Operating Income Margin (%)

Assets / ROA


(¥ Billions)
(%)
250
200
150
100
50
0
5
4
3
2
1
0
01/3 02/3 03/3 04/3 05/3
Assets
ROA (%)

Market Information

Airlines by Number of Revenue Passengers in Fiscal 2004

Thousand passengers

Airline	Country	Number of Passengers
1 Delta Air Lines	U.S.	110,000
2 American Airlines	U.S.	91,566
3 United Airlines	U.S.	70,914
4 Southwest Airlines	U.S.	70,909
5 Air France / KLM Royal Dutch Airlines	France / Netherlands	64,075
6 Japan Airlines	Japan	59,448
7 Continental Airlines	U.S.	56,482
8 Northwest Airlines	U.S.	55,373
9 Lufthansa	Germany	50,879
10 ANA	**Japan**	**48,601**

* Total of domestic and international revenue passengers, prepared with data from each airline's web site.

In number of revenue passengers, ANA ranked 10th in the world.

Travel between Japan and China



Number of people entering
Thousand people
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
Chinese
Japanese

*Figures for the number of Japanese entering China are from the China National Tourism Administration. Figures for the number of Chinese (including residents of Hong Kong) entering Japan are from Japan's Ministry of Justice.

The number of travelers between Japan and China declined in 2003 due to the outbreak of SARS, but it increased rapidly in 2004, reaching nearly 4.3 million people.

Profitability of Major Airlines



10% ROA
8%
6%
4%
2%
0%
-2%
-4%
-6%
Cathay Pacific Airways
Lufthansa
Singapore Airlines
ANA
British Airways
JAL
Operating Margin
-10%
-5%
0%
5%
10%
15%
American Airlines
United Airlines

* Prepared from financial data released by each airline. Figures for ANA, JAL, Singapore Airlines, and British Airways are for the fiscal year ended March 2005. Figures for Cathay Pacific Airways, Lufthansa, United Airlines, and American Airlines are for the fiscal year ended December 2004.

ANA is moving forward with management reforms with the objective of boosting its profitability to the level of Singapore Airlines and Cathay Pacific Airways.

Number of Passengers on the ANA Group's Major Domestic Routes

Thousand people

Route	Number of ANA Group Passengers	Total Number of Passengers	ANA Group Share
1 Tokyo–Sapporo	3,615	9,110	39.7%
2 Tokyo–Osaka	3,288	6,407	51.3%
3 Tokyo–Fukuoka	3,153	8,098	38.9%
4 Tokyo–Naha	2,096	4,591	45.7%
5 Tokyo–Hiroshima	1,492	2,386	62.5%
6 Tokyo–Matsuyama	1,002	1,403	71.4%
7 Tokyo–Komatsu	923	1,946	47.5%
8 Osaka–Sapporo	908	1,909	47.6%
9 Tokyo–Kagoshima	898	2,268	39.6%
10 Tokyo–Toyama	884	1,093	80.8%
Domestic Route Total	**44,485**	**93,487**	**47.6%**

* Number of passengers in 2004. Based on data from ANA and Japan's Ministry of Land, Infrastructure and Transport.

Of the ANA Group's top ten domestic routes, nine use Haneda Airport.

CSR (Corporate Social Responsibility) **Activities**

In the three areas of the so-called triple bottom lines—management, the environment, and society—ANA implements a wide range of CSR activities. In April 2005, we established the CSR Promotion Committee, which will organize and enhance our CSR activities.

We participate in the sustainable management rating program conducted by the Sustainable Management Forum of Japan and the Sustainable Management Rating Institute. In the second rating, announced in 2004, ANA was selected as one of 11 "best-practice companies."



Compliance
Corporate governance
Risk management
Management philosophy
Information disclosure/ communication
Resource recycling and waste reduction
Reduction of environmental burden—transportation
Management of chemical substances
Prevention of global warming
Prevention and remediation of soil contamination
Reduction of environmental burden—products and services
Preservation of water resources and water quality
Quantitative material and energy data
Preservation of biodiversity
Continuity of work
Fulfillment of responsibilities to consumers
Formation of safe, healthy work environment
Contribution to regional lifestyles
Equality of opportunities
Continuity and creation of regional culture
Balance between work and personal life
Sustainable corporate culture
Support for environmental and social activities of suppliers
Management
Environment
Society
© K.Mita: SMRI
Framework
Strategy
Strategy
Results
Results
Excellent
Good
Fair
Poor
Failure
Fallen leaves
Not applicable
No Leaf

Sustainable Management Tree
The Third Rating, June 2005

Corporate Governance

Fundamental Approach

To continue to increase enterprise value, ANA believes that it must implement corporate governance in a way that maintains transparency and fulfills the responsibility to disclose information to shareholders.

Corporate Governance System

• Management System

As of March 2005, ANA's management system comprises 16 directors, 4 auditors, and 30 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, with the president and CEO, representative director, serving as chairman and 12 board members, who are corporate executive officers and executive directors, presidents of principal subsidiaries, and 2 corporate auditors serving as committee members. As a matter of law, certain issues must be considered by the board of directors, which makes the final decision on such issues.

The board of directors is headed by the chairman, and in addition to the directors, two of whom are external directors, includes four auditors, two of whom are external auditors. The board of directors met 15 times in the year under review, including extraordinary meetings.

• Internal Control System

The goals of our internal control system are to increase stability and efficiency in operational administration, to implement appropriate information disclosure, and to ensure strict compliance with laws and internal regulations. We consider risk management, compliance, and internal auditing to be the means by which we work to achieve those goals, and in April 2003 we founded our internal control system, which comprises the Risk Management Committee, the Compliance Committee, and the Internal Audit Division.

• Auditing System

<Internal Auditing>

The Internal Audit Division, which reports directly to the president, implements operational and account auditing for ANA and other Group companies. Regular auditing is conducted in accordance with annual business plans, and non-regular auditing is conducted in accordance with management wishes and the results of various risk analyses. Auditing results are reported to the president each month, and important items are reported to ANA corporate auditors quarterly. Under regular auditing, more than 60 subjects are repeatedly audited and more than 180 subjects are audited once every three years.

<Auditing by Corporate Auditors>

As of March 2005, we have four corporate auditors, two of whom are external corporate auditors. Each auditor attends important internal meetings, including board of directors' meetings, conducts the auditing of operations at each ANA office and the auditing of subsidiaries, and reports the results to the board of auditors and to the representative directors.

<Account Auditing>

Ernst & Young ShinNihon audits the Company, its work sites, and Group companies in accordance with the Commercial Code of Japan and the Securities Transaction Law. In regard to the introduction and revision of legal regulations and accounting standards, Ernst & Young ShinNihon meets with the Company's finance department to ensure smooth execution. Auditing results are reported to ANA's management and to the board of auditors.

Internal Control System and Risk Management System


Board of Directors
President & CEO
Internal Control System
Internal Audit Division
Risk Management Committee
Compliance Committee
Risk Management Subcommittee
Air Transportation Safety/Crisis Management
Information Security Subcommittee
Chief Risk Management Officer (Executive Vice President, General Administration)
Chief Compliance Officer (Exective Vice President, Legal Affairs)
General Administration (Executive Office)
Legal Affairs (Executive Office)
Risk Management Leaders
Compliance Leaders
Risk Management System

Corporate Governance Activities in the Year under Review

• Advisory Board

ANA's corporate governance systems extend beyond those institutions required by law. In order to hear frank and open opinions and advice about the Group's management, ANA has established an advisory board, which consists of seven members with a range of backgrounds. The board met four times during the year under review.

• Internal Control System

<Risk Management Functions>

Our operational continuance plan was formulated in response to the risk of a large earthquake in the Kanto region, where our management resources are concentrated, or of a Tokai earthquake. In accordance with this plan, we increased the earthquake resistance of our telecommunications equipment and deployed emergency materials. In addition, we began preparations for a safety confirmation system and operational continuation facilities.

We established a system for personal information protection, and in April 2005 we formulated the ANA Privacy Policy and announced it to our customers. We also revised regulations, such as personal information protection regulations, and conducted training for employees.

<Compliance>
We took steps to ensure that our employees are knowledgeable in the year under review. In addition to implementing thorough training for our employees at each level, we introduced e-learning. Moreover, through the intranet, we also implemented compliance related educational activities. We promoted inspections at departments and offices, centered on compliance leaders, and worked to identify and resolve issues.

<Internal Auditing>
The Internal Audit Division audited more than 60 departments and Group companies, focusing on such subjects as accounting-related matters, personal information protection, and the measurement of the effects of various policies.

Environmental Conservation

ANA is implementing the ANA Group Ecology Plan (April 2003 to March 2008), which is intended to help the Company realize the environmental philosophy that it formulated in 1998.

Reducing Greenhouse Gas Emissions per ASK by 10.5%

In the fiscal year ended March 2005, the amount of CO_2 emitted by ANA aircraft on domestic and international routes was 6.6 million tons, a reduction of 3.2% from the previous year. CO_2 emissions per available seat-kilometer(ASK) were 24.32 grams of carbon, a decrease of 10.5% from the base fiscal year ended March 1991. This reduction marked another step toward our goal of a 12% decrease. ANA has already achieved the goal established by Nippon Keidanren for airlines of a 10% reduction in comparison with year 1990.

We are working to reduce CO_2 emissions further by introducing the latest aircraft, the Boeing 737-700 and the Boeing 777-300ER; by using simulators effectively; and by improving operating methods. In addition, to achieve further reductions, we became the first customer for the leading edge Boeing 787 when we placed orders for 50 of these aircraft. At offices, we are implementing fully fledged efforts to reduce energy consumption. In particular, at the training center and the Haneda airframe maintenance center, where energy consumption is substantial, we have formulated and implemented reduction plans. At these offices, we reduced energy and water consumption by 12% to 22% over the past three years.

ANA's CO_2 Emissions per ASK


(g-CO2 Converted to carbon/ASKs)
30
27.18
24.32
25
23.92
(Target)
20
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 · · 07
(FY)

Second International Environmental Picture Book Competition

As one facet of its environmental activities, the ANA Group commenced the Aozora International Environmental Picture Book Competition in May 2003. In line with the theme of "making a picture book of things about the environment that have special meaning for you, such as nature, living things,

Winner of the grand prize at the Second International Environmental Picture Book Competition: *Ten-san, Kame-san & Muri-san Go on a Journey*




第2回『私の青空』国際環境絵本コンクール 表彰式

Award ceremony at the Second International Environmental Picture Book Competition

and resources," we collected entries from around the world. In January 2005, the Second International Environmental Picture Book Competition was held, and the grand prize was won by London resident Mei Matsuoka.

Coral Conservation Activities

In May 2004, ANA participated in the planting of coral at Manza Beach in Okinawa and a coral symposium. ANA teamed up with 12 other companies to take part in these activities, with the cooperation of such local institutions as a fishing industry association and hotels.



Planting coral

Social Contribution

The ANA Group believes that, as a member of society, its operational activities should contribute to society, and one of the Group's fundamental principles is to implement social contribution activities.

Providing Support for Victims of the Niigata Earthquake

To support victims of the Niigata earthquake that occurred on October 23, 2004, in Niigata Prefecture, the ANA Group took such steps as operating charter and unscheduled flights, providing free transportation of emergency materials, supplying hot water to shelters by using boiler-equipped snow removal equipment, and donating blankets from aircraft and funds raised from Group employees.


ANA

Providing hot water to shelters after the Niigata earthquake

Red Feather Community Chest

ANA provided transportation services for the Red Feather Community Chest fund-raising drive, which is held each year. We transported red feathers to 39 regions throughout Japan and conducted community chest activities in each region. We have participated in these activities since 1962, and on certain aircraft we have painted a red feather logo on the fuselage in support of the community chest campaign.

Change for Good Program

Since 1998, we have participated in UNICEF's Change for Good onboard fund-raising drive, under which we ask for donations on aircraft and the money collected is used to protect the health of children and foster education in developing countries. ANA cooperates in fund-raising activities on flights between Japan and New York, Washington, D.C., and Los Angeles.

Cabin Crew Members Communicating in Sign Language

A growing number of ANA cabin crew members can communicate in sign language. To identify these cabin crew to passengers, we have used a sign language badge since August 2004. We will continue working so that customers who require assistance can enjoy their air travel experience.

Management Members

(As of June 28, 2005)



Yoji Ohashi
Chairman of the Board



Mineo Yamamoto
President & CEO



Hiromichi Toya
Senior Executive Vice President



Suguru Omae
Senior Executive Vice President



Masao Nakano
Executive Vice President



Katsuhiko Kitabayashi
Executive Vice President



Koshichiro Kubo
Executive Vice President



Shinichiro Ito
Executive Vice President



Kenichiro Hamada
Executive Vice President



Shin Nagase
Executive Vice President



Mitsuo Morimoto
Executive Vice President

Board of Directors

Chairman of the Board

Yoji Ohashi

President & Chief Executive Officer

Mineo Yamamoto

Senior Executive Vice Presidents

Hiromichi Toya[1]
Suguru Omae[1]

Executive Vice Presidents

Masao Nakano[1]

Katsuhiko Kitabayashi[1]
Koshichiro Kubo[1]
Shinichiro Ito[1]
Kenichiro Hamada[1]
Shin Nagase[1]
Mitsuo Morimoto[1]

Tomohiro Hidema[1]
Keisuke Okada[1]
Akinori Nomoto[1]

External Director

Misao Kimura

Corporate Auditors

Kunitaka Kajita[2]
Koichiro Ono
Masahiko Takada
Shingo Matsuo[2]
Hideo Minamiyama[2]

Notes: 1. Also holds a position as corporate executive officer.
2. External auditor

Corporate Executive Officers

Senior Vice Presidents

Isamu Komatsu
Kenkichi Honbo
Seiichiro Hidaka

Junji Onishi
Minoru Aimono
Katsuyori Kikuchi
Shinsuke Maki
Hiroyuki Ito
Junko Yamauchi
Fumiaki Yonesato
Toshihiro Iwanaka
Osamu Asakawa
Atsuro Takahashi
Osamu Shinobe
Katsumi Nakamura
Shinichi Inoue
Kunio Yamazaki
Takeshi Asao
Yusuke Jikumaru
Shigeyuki Takemura
Akihiko Nakamura

Contents

Financial Section

Management's Discussion and Analysis

Overview

In the first half of the year under review, business conditions in Japan turned toward recovery, with exports increasing against a background of favorable conditions in the U.S. and Chinese economies and with capital investment picking up accompanying improvement in corporate profitability. However, in the second half of the fiscal year, concerns arose in several areas, such as rising crude oil prices, the resulting rise in raw materials prices, and the effect of the appreciation of the yen on export industries. As a result, the private-sector capital investment growth rate contracted, the pace of Japan's economic recovery slowed, and there remained concern about the future.

In the airline industry, demand on domestic routes was sluggish. On international routes, however, demand recovered from the influence of SARS (severe acute respiratory syndrome) and other adverse factors in the previous year, and tourism and business demand were both favorable.

Two large-scale facilities opened during the year: the second terminal at Haneda Airport, on December 1, 2004, and Central Japan International Airport (Centrair) on February 17, 2005. These airports feature significant improvements not only in safety but also in convenience and comfort, and the airport facilities incorporate a wide range of measures in such areas as barrier-free movement and shorter connection times. While in the past airports were considered to be simply transit points, these new airports are multipurpose facilities that can be enjoyed even by people who are not boarding an aircraft. They are expected to make a contribution to raising aviation demand overall, including creating new demand.

With an unstable international situation, including Iraq, the rise in crude oil prices has led to higher jet fuel prices, putting pressure on profitability and becoming a serious adverse influence on air transportation operations. In response, airlines have been unable to avoid raising fares on domestic and international routes to offset a portion of the higher costs.



Operating Revenues
(¥ Billions)
1,500
1,200
900
600
300
0
1,279.6
1,204.5
1,215.9
1,217.5
1,292.8
2001/3
2002/3
2003/3
2004/3
2005/3



Operating Income (Loss)
Operating Income (Loss)
Operating Income (Loss) Margin
(¥ Billions)
(%)
90
60
30
0
-30
9
6
3
0
-3
82.2
6.4
22.9
1.9
-2.5
-0.2
34.3
2.8
77.7
6.0
2001/3
2002/3
2003/3
2004/3
2005/3

Summary of Financial Results

Years ended March 31,	Yen (Millions) except per share amounts 2005	2004	% Year-on-year change
Operating revenues	¥1,292,813	¥1,217,596	+ 6.2%
Operating expenses	1,215,039	1,183,242	+ 2.7
Operating income	77,774	34,354	+ 126.4
Non-operating income (expenses)	(32,095)	867	–
Income before income taxes and minority interests	45,679	35,221	+ 29.7
Income taxes	17,632	10,429	+ 69.1
Minority interests	1,077	36	+ 2,891.7
Net income	¥ 26,970	¥ 24,756	+ 8.9
Per share data:			
Net income	¥17.26	¥16.14	+ 6.9
Net income assuming full dilution	15.31	14.10	+ 8.6
Cash dividends	3.00	3.00	–

Improving Profitability

In this setting, to build a Group profit structure that can generate steady profits in any economic environment, the entire ANA Group endeavored to implement the Cost Reduction Plan, which spells out thorough cost reforms for the three-year period from April 2003 to March 2006. The initial target for March 2006—cost reductions of ¥30.0 billion—was achieved a year ahead of schedule.

Net Income (Loss)



(¥ Billions)
60
30
0
–30
40.2
–9.4
–28.2
24.7
26.9
2001/3
2002/3
2003/3
2004/3
2005/3

Performance in the Year Ended March 2005

Due to improved demand on international routes and to our efforts to meet a wide range of demand through revenue management and differentiation, we recorded increased revenues in air transportation and travel services operations, and operating revenues for the fiscal year under review rose 6.2%, to ¥1,292.8 billion. Due to the rising cost of crude oil, fuel expenses grew, but through the implementation of the Cost Reduction Plan the increase in operating expenses was limited to 2.7%, to ¥1,215.0 billion. As a result, operating income was up 126.4%, to ¥77.7 billion. In addition to a decline in rebate on aircraft purchases, we recorded loss on sale or disposal of property and equipment and valuation loss on other long-term receivables (hotel operations). After income taxes, including the effect of accounting for deferred income taxes stemming from the application of the interperiod allocation method, net income increased 8.9%, to ¥26.9 billion.

Operating Revenues

The ANA Group's operating revenues consist of air transportation revenues, travel services revenues, hotel operations revenues, and other businesses revenues. Air transportation revenues rose 6.9% from the previous year, to ¥1,066.9 billion, while travel services revenues were up 12.9%, to ¥190.2 billion. Hotel operations revenues rose 1.0%, to ¥69.4 billion, and other businesses revenues increased 3.6%, to ¥183.3 billion.

Available Seat-km



Domestic
International
(ASK, Billions)
100
80
60
40
20
0
32.4
61.0
26.9
60.9
25.9
62.5
24.6
63.1
25.1
60.8
2001/3
2002/3
2003/3
2004/3
2005/3

Revenue Passenger-km



Domestic
International
(RPK, Billions)
80
60
40
20
0
24.1
38.4
17.7
38.7
18.7
40.3
16.9
38.8
19.1
38.4
2001/3
2002/3
2003/3
2004/3
2005/3

Years ended March 31,	Yen (Millions) 2005	2004	% Year-on-year change
Air Transportation Revenues			
Domestic Operations Revenues:			
Passenger revenues	¥ 658,762	¥ 644,861	+ 2.2%
Cargo revenues	29,515	26,670	+ 10.7
Mail revenues	8,581	9,241	− 7.1
Other revenues	292	319	− 8.5
Total revenues from domestic operations	697,150	681,091	+ 2.4
International Operations Revenues:			
Passenger revenues	210,735	176,956	+ 19.1
Cargo revenues	50,089	43,205	+ 15.9
Mail revenues	2,803	3,147	− 10.9
Other revenues	528	567	− 6.9
Total revenues from international operations	264,155	223,875	+ 18.0
Subtotal	961,305	904,966	+ 6.2
Other revenues	105,636	93,011	+ 13.6
Total	¥1,066,941	¥ 997,977	+ 6.9
Travel Services Revenues			
Domestic package tours revenues	¥ 124,650	¥ 116,706	+ 6.8
International package tours revenues	41,885	29,042	+ 44.2
Other revenues	23,759	22,862	+ 3.9
Total	¥ 190,294	¥ 168,610	+ 12.9
Hotel Operations Revenues			
Accommodation revenues	23,483	23,031	+ 2.0
Banquet revenues	17,818	18,014	− 1.1
Food and beverage revenues	15,776	15,821	− 0.3
Other revenues	12,421	11,975	+ 3.7
Total	¥ 69,498	¥ 68,841	+ 1.0
Other Businesses Revenues			
Trading and retailing revenues	¥ 121,920	¥ 120,585	+ 1.1
Information and telecommunications revenues	25,043	19,675	+ 27.3
Real estate and building maintenance revenues	17,391	18,212	− 4.5
Other revenues	19,003	18,558	+ 2.4
Total	183,357	177,030	+ 3.6
Total Revenues	1,510,090	1,412,458	+ 6.9
Intercompany Eliminations	(217,277)	(194,862)	+ 11.5
Consolidated Operating Revenues	¥1,292,813	¥1,217,596	+ 6.2

Note: Segment revenues figures are before intercompany eliminations.



Load Factor
Domestic
International
(%)
80
75
70
65
60
0
74.4
66.1
72.1
68.8
76.2
63.0
63.6
64.6
61.5
63.4
2001/3
2002/3
2003/3
2004/3
2005/3



Unit Revenues
Domestic
International
(¥/ASK)
12
9
6
3
0
11.0
10.8
10.3
10.2
10.9
6.4
6.3
7.1
7.2
8.4
2001/3
2002/3
2003/3
2004/3
2005/3

Years ended March 31,	2005	2004	% Year-on-year change
Domestic Operations			
Domestic Passengers:			
Passengers (thousands)	44,485	44,784	– 0.7%
Available seat-km (ASK, millions)	60,648	63,148	– 4.0
Revenue passenger-km (RPK, millions)	38,454	38,857	– 1.0
Passenger load factor (%, percentage points[3])	63.4	61.5	+ 1.9[3]
Unit revenues (¥/ASK)	10.9	10.2	+ 6.4
Passenger yield (¥/RPK)	17.1	16.6	+ 3.2
Domestic Cargo:			
Cargo ton (ton)	422,397	414,406	+ 1.9
Cargo ton-kilometer (ton-km)	409,685	400,756	+ 2.2
Cargo ton-kilometer yield (¥/ton-km)	72.0	66.3	+ 8.5
Domestic Mail:			
Mail ton (ton)	87,272	72,700	+ 20.0
Mail ton-kilometer (ton-km)	92,621	78,233	+ 18.4
International Operations			
International Passengers:			
Passengers (thousands)	4,116	3,301	+ 24.7
Available seat-km (ASK, millions)	25,190	24,626	+ 2.3
Revenue passenger-km (RPK, millions)	19,191	16,950	+ 13.2
Passenger load factor (%, percentage points[3])	76.2	68.8	+ 7.4[3]
Unit revenues (¥/ASK)	8.4	7.2	+ 16.4
Passenger yield (¥/RPK)	11.0	10.4	+ 5.2
International Cargo:			
Cargo ton (ton)	234,417	220,476	+ 6.3
Cargo ton-kilometer (ton-km)	1,083,820	1,042,577	+ 4.0
Cargo ton-kilometer yield (¥/ton-km)	46.2	41.5	+ 11.5
International Mail:			
Mail ton (ton)	13,764	13,590	+ 1.3
Mail ton-kilometer (ton-km)	59,532	62,672	– 5.0

Notes: 1. Domestic and international figures include the operations of the parent company ANA and subsidiaries Air Nippon Co., Ltd. (ANK), Air Japan Co., Ltd. (AJX), Air Hokkaido Co., Ltd. (ADK), Air Nippon Network Co., Ltd. (AKX), and Air Central Co., Ltd. (CRF).
2. Unit revenues, passenger yield, and cargo ton-kilometer yield amounts were calculated using revenues figures before the elimination of intra-segment transactions.
3. For domestic and international passenger load factors, year-on-year change figures are in percentage points.
4. The system used to collect data for cargo and passenger operations was changed in the fiscal year ended March 2005, and the data for the fiscal year ended March 2004 has also been aggregated under the new system.

Operating Expenses

Air Transportation Expenses

Air transportation expenses increased 2.9%, to ¥998.9 billion.

◦ *Fuel and fuel tax expenses*

Fuel and fuel tax expenses rose 3.5%, to ¥148.5 billion. We took steps to reduce fuel consumption, such as using smaller aircraft on domestic flights through the matching of supply with demand with our FAM, and as a result we were able to control the extent to which higher prices were reflected in increased expenses.

◦ *Landing and navigation fees*

Landing and navigation fees decreased 3.0%, to ¥97.7 billion, due primarily to the use of smaller aircraft on domestic flights.

◦ *Aircraft leasing expenses*

Aircraft leasing expenses declined 0.4%, to ¥94.2 billion.

◦ *Depreciation and amortization expense*

Depreciation and amortization expense rose 10.0%, to ¥61.7 billion. This increase was principally due to the acquisition of one Boeing 777-300 aircraft and two Boeing 777-200 aircraft.

◦ *Parts expenses and outsourcing expenses*

Parts expenses and outsourcing expenses increased 2.8%, to ¥53.0 billion, mainly due to growth in maintenance work performed for other companies.

◦ *Personnel costs*

Personnel costs were basically flat, edging up 0.2%, to ¥220.3 billion, due to the implementation of a wage system revision and other personnel cost structure reforms.

◦ *Other expenses*

Other expenses rose 6.3%, to ¥323.1 billion, primarily due to increases in sales commissions accompanying higher numbers of passengers on international flights.

Travel Services Expenses

Travel services expenses rose 12.4%, to ¥187.1 billion, principally as a result of higher expenses associated with increased international package tours revenues.

Hotel Operations Expenses

Hotel operations expenses edged up 0.7%, to ¥69.9 billion, due primarily to higher overhead accompanying increased revenues.

Other Businesses Expenses

Other businesses expenses rose 2.3%, to ¥176.3 billion. Higher revenues from trading and sales of goods led to increased expenses.

	Yen (Millions)		%
Years ended March 31,	2005	2004	Year-on-year change
Air Transportation Expenses			
Fuel and fuel tax	¥ 148,584	¥ 143,620	+ 3.5%
Landing and navigation fees	97,720	100,692	– 3.0
Aircraft leasing	94,294	94,675	– 0.4
Depreciation and amortization	61,703	56,077	+ 10.0
Aircraft maintenance—parts and contracts	53,080	51,639	+ 2.8
Personnel	220,387	220,029	+ 0.2
Other	323,132	303,971	+ 6.3
	998,900	970,703	+ 2.9
Travel Services Expenses	187,170	166,543	+ 12.4
Hotel Operations Expenses	69,965	69,483	+ 0.7
Other Businesses Expenses	176,375	172,339	+ 2.3
Total Operating Expenses	1,432,410	1,379,068	+ 3.9
Intercompany Eliminations	(217,371)	(195,826)	+ 11.0
Consolidated Operating Expenses	¥1,215,039	¥1,183,242	+ 2.7

Note: Operating expenses figures are before intercompany eliminations.

Non-Operating Income (Expenses)

The Company recorded net non-operating expenses of ¥32.0 billion in the year under review, a decrease of ¥32.9 billion from the ¥0.8 billion in net non-operating income recorded in the previous fiscal year.

Interest and dividend income declined 6.4%, to ¥5.4 billion, and interest expenses decreased 5.1%, to ¥21.1 billion. As a result, net interest expense was ¥15.6 billion.

Loss on sale or disposal of property and equipment was up 40.5%, to ¥22.1 billion, in part due to the sale of retired aircraft, the disposal of aircraft parts, the sale of welfare facilities, and the disposal of idle assets. Valuation loss on other long-term receivables was ¥5.0 billion, due primarily to a hotel operation related loss.

Rebate on aircraft purchases was down 31.2%, to ¥15.9 billion.

In the previous year, gain on return of the substituted portion of the employee pension fund for ANA and ANK was ¥6.6 billion. Amortization of net transitional retirement benefit obligation decreased 3.3%, to ¥6.7 billion.

	Yen (Millions)		%
Years ended March 31,	2005	2004	Year-on-year change
Interest and dividend income	¥ 5,418	¥ 5,791	– 6.4%
Gain on sale of property and equipment	1,581	2,197	– 28.0
Interest expenses	(21,117)	(22,247)	– 5.1
Loss on sale or disposal of property and equipment	(22,115)	(15,742)	+ 40.5
Valuation loss on other long-term receivables	(5,098)	(108)	+ 4,620.4
Equity in income of affiliates	97	242	– 59.9
Rebate on aircraft purchases	15,969	23,220	– 31.2
Gain on sale of investments in securities	881	1,081	– 18.5
Gain on return of the substituted portion of the employee pension fund	–	6,662	–
Amortization of net transitional retirement benefit obligation	(6,712)	(6,943)	– 3.3
Special retirement benefit expenses	(1,858)	(1,957)	– 5.1
Other, net	859	8,671	– 90.1
Total	¥(32,095)	¥ 867	–

Per Share Data

Net income per share rose 6.9%, to ¥17.26. Equity per share increased 31.4% from the previous year, to ¥128.31. Dividends per share for the year ended March 31, 2005, were unchanged from the previous year, at ¥3.00.

Cash Flows

Fundamental Approach to Sources of Funds

The fundamental approach of the ANA Group is to keep capital investment within the limits of operating cash flows (including repayment of lease obligations) and to expand capital while controlling increases in interest-bearing debt by managing free cash flow. We are working to achieve our medium-to-long-term target for the debt/equity ratio of 4 times and, at the same time, striving to enhance the soundness of our financial position.

Overview of the Year under Review

The Company's income before income taxes and minority interests of ¥45.6 billion plus non-cash expenses, such as depreciation and amortization, after adjustments for an increase in accounts receivable and an increase in accounts and notes payable–trade, contributed to net cash provided by operating activities of ¥149.0 billion, up ¥59.2 billion from the previous fiscal year.

The Company's investing activities included acquisition of aircraft, advance payments for aircraft, purchases of spare engines and parts, sales of aircraft, and sales of investments in securities. Consequently, net cash used in investing activities was ¥169.2 billion, an increase of ¥73.3 billion from the previous year. Free cash flow was a net outflow of ¥20.1 billion.

In financing activities, the Company borrowed funds and issued straight bonds. The Company also repaid debt, redeemed straight bonds and convertible bonds, and paid dividends. Net cash used in financing activities was ¥51.6 billion.

As a result, cash and cash equivalents at the end of the fiscal year totaled ¥163.1 billion, a decrease of ¥71.3 billion.

Years ended March 31,	Yen (Millions) 2005	2004
Net cash provided by operating activities	¥ 149,070	¥ 89,793
Net cash used in investing activities	(169,247)	(95,882)
Net cash (used in) provided by financing activities	(51,600)	82,867
Effect of exchange rate changes on cash and cash equivalents	420	(375)
Net (decrease) increase in cash and cash equivalents	(71,357)	76,403
Cash and cash equivalents at beginning of year	234,524	158,121
Net decrease resulting from changes in scope of consolidation	(12)	–
Cash and cash equivalents at end of year	¥ 163,155	¥234,524

Net Cash Provided by Operating Activities



(¥ Billions)
160
120
80
40
0
148.7
33.9
85.9
89.7
149.0
2001/3
2002/3
2003/3
2004/3
2005/3

Interest Coverage Ratio



(Times)
4
3
2
1
0
2.6
1.0
0.1
1.8
3.9
2001/3
2002/3
2003/3
2004/3
2005/3

Financial Position

Total Assets

Total assets at year-end increased 2.7%, to ¥1,606.6 billion.

Current Assets

Current assets declined 9.1%, to ¥421.1 billion, due to decreases in cash and marketable securities following expenditures to redeem bonds.

Fixed Assets

Fixed assets rose 7.6%, to ¥1,184.8 billion. This increase was principally due to aircraft purchases and advance payments.

Total Assets



(¥ Billions)
2,000
1,500
1,000
500
0
1,451.4
1,510.9
1,442.5
1,565.1
1,606.6
2001/3
2002/3
2003/3
2004/3
2005/3

Liabilities

Liabilities decreased 1.7%, to ¥1,382.1 billion, primarily due to a decline of 8.7%, to ¥942.2 billion, in interest-bearing debt, including long-term and short-term debt. The Company redeemed ¥20.0 billion in straight bonds in April 2004 and ¥89.7 billion in convertible bonds in March 2005. In addition, ¥41.0 billion in convertible bonds was converted to stock.

In response to a request by ANA, Japan Credit Rating Agency, Ltd. (JCR), provides a rating on long-term bonds issued by ANA. As of July 2005, this rating was BBB+. Rating and Investment Information, Inc. (R&I), also gave ANA a BBB credit rating. Management believes that these credit ratings present no difficulties with regard to the procurement of funds.

Interest-Bearing Debt (Including off-balance-sheet lease obligations)



Interest-Bearing Debt
Off-Balance-Sheet Lease Obligations*
(¥ Billions)
1,500
1,000
500
0
421.0
935.7
361.0
1017.8
340.0
945.3
322.0
1031.7
285.4
942.2
2001/3
2002/3
2003/3
2004/3
2005/3

* Off-Balance-Sheet Lease Obligations = notional principal for lease + residual value after lease termination

Bond Rating



JCR
R&I
AA
AA⁻
A⁺
A⁻
A
BBB⁺
BBB
BBB⁻
Aug. 2000
Aug. 2001
Aug. 2002
July 2003
Sept. 2001
2001/3
2002/3
2003/3
2004/3
2005/3

	Yen (Millions)		%
As of March 31,	2005	2004	Year-on-year change
Short-term debt:			
Short-term bank loans	¥ 16,045	¥ 25,083	– 36.0%
Current portion of long-term loans	139,991	71,725	+ 95.2
Current portion of bonds and notes	48,418	109,749	– 55.9
	204,454	206,557	– 1.0
Long-term debt (excluding current portion):			
Loans, principally from banks	487,802	505,462	– 3.5
Notes and bonds	250,000	319,694	– 21.8
	737,802	825,156	– 10.6
Total interest-bearing debt	¥942,256	¥1,031,713	– 8.7

Minority Interests

Minority interests rose 14.7%, to ¥10.2 billion.

Shareholders' Equity

◦ *Fundamental Approach to Shareholders' Equity*

As the 2009 expansion of Haneda Airport approaches, ANA is working to enhance its shareholders' equity. We will steadily implement management plans and strategies, such as the ANA Group Mid-Term Corporate Plan (April 2005 to March 2008), and build a structure that can generate profits in any management environment. We will work to accumulate profits and thereby increase shareholders' value.

◦ *Shareholders' Equity at End of the Year under Review*

Shareholders' equity was up 42.8% from the end of the previous fiscal year, to ¥214.2 billion. Common stock rose 23.7%, to ¥107.2 billion, due to the conversion of ¥41.0 billion in outstanding convertible bonds. Capital surplus increased 38.7%, to ¥73.6 billion. Although dividends were ¥4.6 billion, net income was ¥26.9 billion, and as a result earned surplus was ¥31.2 billion, an increase of ¥22.3 billion. The equity ratio rose 3.7 percentage points, to 13.3%.



Total Shareholders' Equity
Total Shareholders' Equity
Equity Ratio
(¥ Billions)
(%)
250
200
150
100
50
0
15
12
9
6
3
0
10.4
9.2
8.5
9.6
13.3
150.5
138.6
121.9
150.0
214.2
2001/3
2002/3
2003/3
2004/3
2005/3

Retirement Benefit Plans

The Company and its consolidated subsidiaries offer the following defined benefit plans: welfare pension fund plans, tax qualified pension plans, defined benefit pension plans, and lump-sum payment plans. The Company and certain consolidated subsidiaries offer defined contribution plans in addition to defined benefit plans.

Regarding the return of the portion of the employee pension fund managed on behalf of the government, on October 1, 2004, the Company received permission from the Minister of Health, Labour and Welfare to return the past service portion.

	Yen (Millions)		%
As of March 31, / Years ended March 31,	2005	2004	Year-on-year change
Retirement benefit obligation	¥(262,224)	¥(258,225)	+ 1.5%
Plan assets at fair value	90,327	84,292	+ 7.2
Unfunded retirement benefit obligation	(171,897)	(173,933)	– 1.2
Net amount unrecognized	64,827	69,235	– 6.4
	(107,070)	(104,698)	+ 2.3
Prepaid pension cost	670	691	– 3.0
Accrued employees' retirement benefits	¥(107,740)	¥(105,389)	+ 2.2
Net periodic pension and severance cost	¥21,278	¥26,120	– 18.5
Discount rate	2.5%	2.5%	–

Capital Expenditure

Depreciation and amortization rose 9.7%, to ¥70.4 billion, and capital expenditure was up 42.4%, to ¥210.1 billion. Aircraft related capital expenditure, such as for the acquisition of aircraft, aircraft engines, and aircraft parts, was ¥169.7 billion. Capital expenditure for other purposes included the new terminal at Haneda, IT, and hotel renovation.



Capital Expenditure
(¥ Billions)
250
200
150
100
50
0
94.3
132.4
129.8
147.6
210.1
2001/3
2002/3
2003/3
2004/3
2005/3



Depreciation and Amortization
(¥ Billions)
80
60
40
20
0
59.3
61.3
61.8
64.2
70.4
2001/3
2002/3
2003/3
2004/3
2005/3

Aircraft Procurement

Fundamental Approach to Aircraft Procurement

Under the Fleet Strategy, ANA will take steps to establish a fleet composition that minimizes the risk of fluctuations in the economic environment and demand. We will aggressively use medium-sized and narrow-body aircraft in line with demand trends and will increase flights to enhance customer convenience.

In jet aircraft, we will introduce highly economical new aircraft; standardize the fleet in stages from the current nine aircraft types to three types—one each of wide-body, medium-sized, and narrow-body; and reduce costs directly related to flight operations. In accordance with the Fleet Strategy, the ANA Group is working to achieve cost competitiveness that will surpass that of competitors and to establish a sustainable competitive edge.

Aircraft Procurement: Results and Plans

• *Year Ended March 2005*

ANA took delivery of a number of aircraft, principally one Boeing 777-300 (purchased), two Boeing 777-200s (purchased), three Boeing 767-300s (finance leases), and four Bombardier DHC-8-400s (finance leases). Also, when CRF was made a consolidated subsidiary in November 2004, four Fokker 50s were added.

ANA retired five Boeing 747-100SRs and one Boeing 767-200.

ANA assumed ownership of three Boeing 767-300s, six Airbus A320-200s, and two Boeing 737-500s at the conclusion of their leases.

Fleet Composition

	2005		
As of March 31,	Total	Owned	Leased
B747-400	23	15	8
B747-200LR	2	2	0
B747-100SR	2 (–5)	2 (–5)	0
B777-300	8 (+1)	4 (+1)	4
B777-200	18 (+2)	7 (+2)	11
B767-300	53 (+2)	33 (+3)	20 (–1)
B767-300F	1	0	1
B767-200	1 (–1)	0 (–1)	1
B737-500	25	11 (+2)	14 (–2)
B737-400	2	0	2
A321-100	7	0	7
A320-200	28	22 (+6)	6 (–6)
DHC-8-400	7 (+4)	0	7 (+4)
DHC-8-300	5	1	4
DHC-6-300	1	1	0
F-50	4 (+4)	0	4 (+4)
Total	187 (+7)	98 (+8)	89 (–1)

Note: Figures in parentheses show changes from the previous year-end.

◦ *Years Ending March 2006 and Thereafter*

Narrow-Body Aircraft

The ANA Group currently has three types of narrow-body aircraft—the Airbus A320-200, the Boeing 737-500, and the Boeing 737-400. In the years ending March 2006 and thereafter, the ANA Group will convert in stages to the Boeing 737-700 series aircraft, of which 45 have been ordered. After standardization is completed, the improvement in operating profitability is expected to be about ¥6.0 billion per year.

Medium-Sized Aircraft

The ANA Group has three types of medium-sized aircraft—the Boeing 767-300, the Boeing 767-200, and the Airbus A321-100. All of the Boeing 767-200s will be retired in the fiscal year ending March 31, 2006. From the fiscal year ending March 2009, we will convert in stages to the Boeing 787, thereby furthering standardization. The Boeing 787, for which ANA placed the first order in the world, is superior in safety, comfort, and economical operation, and firm orders have been placed for 50 of these aircraft. When standardization is completed, the improvement in operating profitability is expected to be about ¥10.0 billion per year.

Wide-Body Aircraft

The ANA Group has five types of wide-body aircraft—the Boeing 747-400, the Boeing 747-200LR, the Boeing 747-100SR, the Boeing 777-200, and the Boeing 777-300. Retirement of the Boeing 747-200LRs and the Boeing 747-100SRs will be completed in the year ending March 2006. In the future, the Company will further streamline its wide-body aircraft.

Turbo-Prop Aircraft

ANK, CRF, and ADK operate Bombardier DHC-8-400s, Bombardier DHC-8-300s, and Fokker 50s.

Employment

The Cost Reduction Plan calls for the workforce of All Nippon Airways Co., Ltd., to be reduced by 1,200 people, or 10% of all employees, over the three-year period from April 2003 to March 2006. At the end of March 2005, the Company had reduced its workforce by a cumulative total of more than 1,300 employees.

The number of employees in air transportation at the end of March 2005 was 20,797, an increase of 267 from a year earlier, due primarily to newly consolidated subsidiaries.

	Employee numbers	
As of March 31,	2005	2004
Air transportation	20,797	20,530
Travel services	1,645	1,752
Hotel operations	2,887	2,990
Other businesses	3,769	3,598
Total	29,098	28,870

Dividend Policy

ANA gives high priority to providing a return to shareholders. The allocation of profits is based on a comprehensive consideration of the management environment and performance trends. For future operational development, the Company is working to solidify its financial position through retained earnings and to bolster its management foundation.

Operating Risks

The following risks could have a significant effect on the judgment of investors in the ANA Group.

◦ *Risks Related to Foreign Exchange Rate Fluctuations*
Because purchases of jet fuel, which accounts for a significant share of the Company's expenses, are conducted in foreign currencies, the depreciation of the yen will have a significant effect on the Company's profits. Accordingly, to the greatest extent possible, foreign currency taken in as revenues is used to pay expenses denominated in the same foreign currency, thereby minimizing foreign exchange rate fluctuation risks. In addition, for obligations to purchase jet fuel, the Company uses forward exchange agreements and currency options to limit the risk of fluctuations in foreign exchange rates and to stabilize and control payment amounts.

◦ *Risks Related to Crude Oil Price Fluctuations*
The price of jet fuel depends on such factors as the import price of crude oil, refining expenses, transportation expenses, and taxes, such as customs duties. Of these factors, the import price of crude oil accounts for nearly half of the price of jet fuel. If the price of crude oil rises, the price of jet fuel will increase, leading to a significant burden for the Company. Accordingly, to control the risk of fluctuations in the price of jet fuel and to stabilize expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives in planned, continuous hedging transactions for specific periods of time. The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly or quarterly to avoid any physical delivery obligations. The amount of fuel and fuel tax expenses in the year under review reached ¥148.5 billion for the Group, or 12.2% of operating expenses. If these conditions continue for a lengthy period of time, the fuel expense burden will have a further significant effect on profits.

◦ *Risks Related to the International Situation*
The war in Iraq and the outbreak of SARS in early 2003 had a significant adverse influence on air transportation and travel services operations, especially on international routes, and in the year under review these developments had the effect of reducing revenues by more than ¥30.0 billion. In the event of such developments as a war, a large-scale terrorist attack, or an outbreak of a contagious disease, the adverse effects could reach tens of billions of yen. In its international operations, the ANA Group is currently expanding its routes, principally to China, which now accounts for about 20% of revenues. In the current fiscal year, anti-Japan demonstrations regarding textbook and territorial issues have occurred in China, and if this situation continues it will have a significant effect on profits.

◦ *Public-Sector Fees*
Air transportation related public-sector fees include landing and navigation fees and other airport usage fees. In the year under review, airport usage fees for the ANA Group totaled ¥97.7 billion, or 8.0% of operating expenses. The government has implemented a policy to reduce landing fees, which had the effect of lowering these fees by about ¥12.8 billion in the year under review. However, in the previous year landing fees at Osaka (Itami) Airport were increased, and a portion of the reduction measures for Haneda Airport have been cut back. It is possible that similar measures could be implemented in the future.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
As of March 31, 2005 and 2004

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
ASSETS	2005	2004	2005
Current assets:			
Cash	¥ 158,204	¥ 216,284	$ 1,473,173
Marketable securities (Note 4)	5,730	19,029	53,357
Accounts receivable, less allowance for doubtful accounts (¥209 million in 2005 and ¥331 million in 2004)	111,372	98,427	1,037,080
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	4,947	7,332	46,066
Inventories	52,636	52,765	490,139
Deferred income taxes – current (Note 8)	25,618	17,322	238,551
Prepaid expenses and other current assets	62,663	52,233	583,508
Total current assets	421,170	463,392	3,921,874
Investments and long-term receivables:			
Investments in securities (Note 4)	54,485	55,528	507,356
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	19,462	18,935	181,227
Lease and guaranty deposits	22,390	22,865	208,492
Housing loans to employees	2,231	1,912	20,775
Other long-term receivables	43,301	51,402	403,213
Total investments and long-term receivables	141,869	150,642	1,321,063
Property and equipment (Notes 6 and 9):			
Flight equipment	1,062,418	1,034,599	9,893,081
Ground property and equipment	611,758	618,169	5,696,601
	1,674,176	1,652,768	15,589,682
Less accumulated depreciation	(853,672)	(869,821)	(7,949,269)
	820,504	782,947	7,640,413
Advance payments on aircraft purchase contracts	134,604	83,129	1,253,413
Construction in progress	3,307	5,384	30,795
Net property and equipment	958,415	871,460	8,924,621
Deferred income taxes – non-current (Note 8)	46,869	38,404	436,437
Other assets	38,290	41,208	356,551
Total assets	¥1,606,613	¥1,565,106	$14,960,546

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2005	Yen (Millions) 2004	U.S. dollars (Thousands) (Note 3) 2005
Current liabilities:			
Short-term loans, including current portion of long-term debt (Note 6)	¥ 204,454	¥ 206,557	$ 1,903,846
Accounts and notes payable – trade	138,996	121,182	1,294,310
Accounts payable to non-consolidated subsidiaries and affiliates	1,952	2,601	18,177
Advance ticket sales	36,695	34,544	341,698
Accrued expenses	40,749	39,950	379,449
Accrued income taxes	34,392	2,341	320,253
Other current liabilities	49,236	34,482	458,479
Total current liabilities	506,474	441,657	4,716,212
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	737,802	825,156	6,870,304
Accrued employees' retirement benefits (Note 7)	107,740	105,389	1,003,259
Deferred income taxes – current (Note 8)	1,894	1,954	17,637
Other long-term liabilities	28,202	31,954	262,613
Total long-term liabilities	875,638	964,453	8,153,813
Minority interests	10,217	8,910	95,140
Commitments and contingent liabilities (Note 11)			
Shareholders' equity (Notes 8, 10 and 15):			
Common stock:			
Authorized – 2,203,200,000 shares			
Issued – 1,672,804,427 shares at March 31, 2005 and 1,539,576,061 shares at March 31, 2004	107,292	86,767	999,087
Capital surplus	73,676	53,114	686,060
Earned surplus	31,225	8,882	290,763
Unrealized holding gain on securities	4,620	4,040	43,021
Foreign currency translation adjustments	(1,672)	(1,927)	(15,570)
Less treasury common stock, at cost (2,815,787 shares at March 31, 2005 and 2,719,749 shares at March 31, 2004)	(857)	(790)	(7,980)
Total shareholders' equity	214,284	150,086	1,995,381
Total liabilities and shareholders' equity	¥1,606,613	¥1,565,106	$14,960,546

Consolidated Statements of Operations

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2005	2004	2003	2005
Operating revenues:				
Passenger	¥ 869,497	¥ 821,817	¥ 832,335	$ 8,096,629
Cargo	79,604	69,875	64,723	741,261
Incidental and other	343,712	325,904	318,851	3,200,596
	1,292,813	1,217,596	1,215,909	12,038,486
Operating expenses:				
Aircraft and flight operations	302,854	302,498	298,574	2,820,132
Aircraft maintenance	75,583	75,082	86,994	703,818
In-flight services	56,527	59,136	62,417	526,371
Flight control and ground handling	248,960	245,200	259,374	2,318,279
Reservations, sales and advertising	206,031	198,018	212,553	1,918,531
General and administrative	36,708	30,858	34,290	341,820
Depreciation and amortization	70,446	64,236	61,852	655,983
Other costs	217,930	208,214	202,452	2,029,332
	1,215,039	1,183,242	1,218,506	11,314,266
Operating income (loss)	77,774	34,354	(2,597)	724,220
Non-operating income (expenses):				
Interest and dividend income	5,418	5,791	6,843	50,452
Gain on sale of property and equipment	1,581	2,197	2,002	14,722
Interest expenses	(21,117)	(22,247)	(25,283)	(196,638)
Loss on sale or disposal of property and equipment	(22,115)	(15,742)	(16,304)	(205,932)
Valuation loss on other long-term receivables	(5,098)	(108)	(91)	(47,472)
Equity in income of affiliates	97	242	364	903
Rebate on aircraft purchases	15,969	23,220	5,976	148,701
Gain on sale of investments in securities	881	1,081	527	8,204
Gain on return of the substituted portion of the employee pension fund	–	6,662	–	–
Amortization of net transitional retirement benefit obligation	(6,712)	(6,943)	(7,321)	(62,501)
Special retirement benefit expenses	(1,858)	(1,957)	(3,191)	(17,301)
Other, net	859	8,671	(15,746)	7,998
	(32,095)	867	(52,224)	(298,864)
Income (loss) before income taxes and minority interests	45,679	35,221	(54,821)	425,356
Income taxes (Note 8):				
Current	34,592	4,167	3,888	322,115
Deferred	(16,960)	6,262	(31,717)	(157,929)
	17,632	10,429	(27,829)	164,186
Income (loss) before minority interests	28,047	24,792	(26,992)	261,170
Minority interests	1,077	36	1,264	10,029
Net income (loss)	¥ 26,970	¥ 24,756	¥ (28,256)	$ 251,141

	Yen			U.S. dollars (Note 3)
	2005	2004	2003	2005
Net income (loss) per share (Note 2)	¥17.26	¥16.14	¥(18.42)	$0.161
Net income per share assuming full dilution (Note 2)	15.31	14.10	–	0.143

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2005	2004	2003	2005
Common stock:				
Balance at beginning of year	¥ 86,767	¥ 86,239	¥ 86,239	$ 807,962
Conversion of convertible bonds	4,733	527	–	44,073
Issuance of new stock by execution of stock acquisition rights	15,791	–	–	147,052
Balance at end of year	107,292	86,767	86,239	999,087
Capital surplus:				
Balance at beginning of year	53,114	104,228	104,232	494,590
Conversion of convertible bonds	4,733	527	–	44,073
Issuance of new stock by execution of stock acquisition rights	15,791	–	–	147,052
Increase resulting from disposal of treasury stock	37	–	–	345
Decrease resulting from disposal of treasury stock	–	(1)	(4)	–
Transfer to earned surplus	–	(51,640)	–	–
Balance at end of year	73,676	53,114	104,228	686,060
Earned surplus (deficit):				
Balance at beginning of year	8,882	(67,388)	(39,198)	82,708
Net income (loss) for year	26,970	24,756	(28,256)	251,141
Transfer from capital surplus	–	51,640	–	–
Changes in scope of consolidation	(16)	5	66	(149)
Cash dividends paid	(4,611)	–	–	(42,937)
Change arising from merger of consolidated subsidiaries	–	(131)	–	–
Balance at end of year	31,225	8,882	(67,388)	290,763
Unrealized holding gain on securities:				
Balance at beginning of year	4,040	223	560	37,620
Net change during year	580	3,817	(337)	5,401
Balance at end of year	4,620	4,040	223	43,021
Foreign currency translation adjustments:				
Balance at beginning of year	(1,927)	(404)	(12,462)	(17,944)
Net change during year	255	(1,523)	12,058	2,375
Balance at end of year	(1,672)	(1,927)	(404)	(15,570)
Less treasury common stock, at cost	(857)	(790)	(944)	(7,980)
Total shareholders' equity	¥214,284	¥150,086	¥121,954	$1,995,381

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2005, 2004 and 2003

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2005	2004	2003	2005
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	¥ 45,679	¥ 35,221	¥ (54,821)	$ 425,356
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	70,446	64,236	61,852	655,983
Loss on disposal and sale of property and equipment	20,534	13,545	14,302	191,210
Increase (decrease) in allowance for doubtful accounts	4,537	(183)	(142)	42,248
Increase (decrease) in accrued employees' retirement benefits	2,228	(1,391)	17,802	20,747
Interest expenses	21,117	22,247	25,283	196,638
Interest and dividend income	(5,418)	(5,791)	(6,843)	(50,452)
Exchange (gain) loss	(546)	5,606	48	(5,084)
Rebate on purchasing aircraft	(15,969)	(23,220)	(5,976)	(148,701)
Increase in accounts receivable	(11,782)	(7,364)	(2,239)	(109,712)
(Increase) decrease in other current assets	(468)	(9,701)	27,741	(4,358)
Increase (decrease) in accounts and notes payable – trade	17,958	(2,989)	3,269	167,222
Other, net	3,629	(4,108)	21,234	33,793
Cash generated from operations	151,945	86,108	101,510	1,414,890
Interest and dividends received	5,468	5,931	6,875	50,917
Interest paid	(21,166)	(22,127)	(22,392)	(197,095)
Income taxes paid	(3,336)	(3,278)	(6,155)	(31,064)
Receipt of rebate on purchasing aircraft	15,969	23,220	5,976	148,701
Other, net	190	(61)	138	1,769
Net cash provided by operating activities	149,070	89,793	85,952	1,388,118
Cash flows from investing activities:				
Payment for purchase of property and equipment	(199,650)	(137,229)	(112,570)	(1,859,112)
Proceeds from sale of property and equipment	39,505	50,567	72,878	367,865
Payment for purchase of intangible assets	(10,530)	(10,415)	(17,293)	(98,054)
Proceeds from sale of investments in securities	5,093	5,244	2,153	47,425
Payment of advances	(635)	(890)	(2,240)	(5,913)
Proceeds from collection of advances	2,524	1,524	6,412	23,503
Other, net	(5,554)	(4,683)	(1,818)	(51,717)
Net cash used in investing activities	(169,247)	(95,882)	(52,478)	(1,576,003)
Cash flows from financing activities:				
(Decrease) increase in short-term loans, net	(9,038)	3,165	(49,366)	(84,161)
Proceeds from long-term debt	126,028	83,850	110,710	1,173,554
Repayment of long-term debt	(74,300)	(75,106)	(103,446)	(691,871)
Proceeds from issuance of bonds	19,895	79,790	49,748	185,259
Repayment of bonds	(109,975)	(1,234)	(70,267)	(1,024,071)
Payment for dividends	(4,611)	–	–	(42,937)
Payment for capital reduction to minority shareholders	–	(800)	–	–
Other, net	401	(6,798)	(743)	3,735
Net cash (used in) provided by financing activities	(51,600)	82,867	(63,364)	(480,492)
Effect of exchange rate changes on cash and cash equivalents	420	(375)	(795)	3,911
Net (decrease) increase in cash and cash equivalents	(71,357)	76,403	(30,685)	(664,466)
Cash and cash equivalents at beginning of year	234,524	158,121	188,648	2,183,853
Net (decrease) increase resulting from changes in scope of consolidation	(12)	–	158	(111)
Cash and cash equivalents at end of year (Note 14)	¥ 163,155	¥ 234,524	¥ 158,121	$ 1,519,276

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of All Nippon Airways Co., Ltd. (the Company) and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements, certain reclassifications have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but presented herein as additional information.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (96 subsidiaries for 2005, 102 subsidiaries for 2004 and 109 subsidiaries for 2003). All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in certain subsidiaries and significant affiliates (22 companies for 2005, 23 companies for 2004 and 24 companies for 2003) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (54 companies for 2005, 48 companies for 2004 and 51 companies for 2003) are stated at cost. The equity in undistributed earnings of these companies was not significant.

During 2005 and 2003, subsidiaries which were not consolidated in prior years were included in consolidation. The effect of changes in scope of consolidation have been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

Certain foreign subsidiaries have fiscal years ending on December 31 and necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Deferred tax accounting

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is charged to operations in the period that includes the enactment date. See Note 8.

(c) Foreign currency translation

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at historic exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Resulting translation differences are recorded in minority interests and in foreign currency translation adjustments under the shareholders' equity section of the consolidated balance sheets.

Foreign currency payables and receivables are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts.

(d) Marketable securities and investment securities

The accounting standard for financial instruments requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. See Note 4.

(e) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interest rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gains or losses charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates. Interest rate swaps that qualify for hedge accounting are not measured at fair value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

(f) **Allowance for doubtful receivables**

A general provision is made for doubtful receivables based on past experience. Provisions are also made against specific receivables as and when required.

(g) **Inventories**

Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the moving average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) **Property and equipment and depreciation**

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Boeing 747-400s, other Boeing 747s, Boeing 777s, Boeing 767s, Boeing 737-500s and Airbus A320s,	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

The Company and certain subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment	20 years
Domestic type equipment	17 years

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) **Intangible assets and amortization**

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over five years, the estimated useful life of purchased software.

(j) **Retirement benefits**

The retirement benefit plan of the Company and certain subsidiaries covers substantially all employees other than directors, officers and corporate auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments or annuity payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or annuity payments.

Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

The Company and certain consolidated subsidiaries adopt defined contribution pension plans as well as defined benefit pension plans.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gains or losses and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years through 23 years) which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years through 23 years) which are shorter than the average remaining service years of employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	0.85%~5.5%	0.85%~6.0%	0.85%~6.0%

The Defined Benefit Corporate Pension Law, effective April 1, 2002, allows a company to transfer the government sponsored portion of the benefits under the welfare pension fund plans to the government (*daiko-henjo*). In the fiscal year ended March 31, 2004, the Company and a subsidiary applied for an exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labour and Welfare on August 29, 2003 and March 26, 2004, respectively. In applying the interim measure specified in Section 47-2 of the "Guidelines Concerning Retirement Benefit Accounting (Interim Report)" (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants) (the "Guidelines"), the Company and the subsidiary recognized the extinguishment of the retirement benefit obligation and related plan assets on the dates of the Minister's authorizations. As a result, the Company and the consolidated subsidiary recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥6,662 million for the year ended March 31, 2004. The amount of plan assets which would be transferred to the government (minimum reserve for liability) as of March 31, 2004 was ¥49,938 million.

Directors, officers and corporate auditors are not covered by the programs described above. Benefits paid to such persons are charged to operations as paid since amounts vary with circumstances and it is therefore not practicable to compute liability for future payments for the years ended March 31, 2003 and 2004. The Company's internal regulation for retirement benefits to directors, officers and corporate auditors was abolished following a resolution at the shareholders' meeting held on June 25, 2004.

(k) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(l) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 15.

(m) Net income (loss) per share

The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each year.

As a result of the net loss in fiscal 2003, net income per share assuming full dilution is not disclosed for this year.

(n) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. See Note 9.

(o) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(p) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(q) Reclassification

Certain reclassifications have been made to the 2004 and 2003 financial information in the accompanying financial statements to conform with the 2005 presentation.

(r) Additional information

In accordance with Practical Report No. 12 "Practical Treatment Concerning Presentation on Statements of Income for Pro Forma Standard Tax Portions of Corporate Enterprise Taxes" issued by the Accounting Standards Board of Japan on February 13, 2004, for the year ended March 31, 2005, ¥1,671 million ($15,560 thousand) for the valued-added and capital portions of corporate enterprise taxes were treated as operating expenses.

3. Financial statements translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥107.39=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2005. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities and investments in securities

Market value information at March 31, 2005 and 2004 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Gross unrealized gain:			
Cost	¥30	¥5	$279
Market value	30	5	279
	0	0	0
Gross unrealized loss:			
Cost	5	–	47
Market value	5	–	47
	0	–	0
Net unrealized gain	¥ 0	¥0	$ 0

Other securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Gross unrealized gain:			
Cost	¥ 8,338	¥ 8,392	$ 77,642
Market value	17,714	16,971	164,950
	9,376	8,579	87,308
Gross unrealized loss:			
Cost	4,157	3,751	38,709
Market value	2,998	3,387	27,917
	1,159	364	10,792
Net unrealized gain	¥ 8,217	¥ 8,215	$ 76,516

Other securities sold in the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
Proceeds	¥1,778	¥5,691	¥88	$16,556
Gain on sale	878	1,065	–	8,176
Loss on sale	1,096	0	0	10,206

Breakdown of securities not having market value at March 31, 2005 and 2004 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Bonds held to maturity	¥13,606	¥13,987	$126,697
Other securities	25,862	40,207	240,823
	¥39,468	¥54,194	$367,520

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2005 and 2004 is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Bonds:			
Within 1 year	¥ 4,000	¥15,000	$ 37,247
Over 1 year to 5 years	13,641	13,992	127,023
Over 5 years to 10 years	–	–	–
Others:			
Within 1 year	1,730	4,029	16,110
Over 1 year to 5 years	–	–	–
Over 5 years to 10 years	–	–	–
Total:			
Within 1 year	¥ 5,730	¥19,029	$ 53,357
Over 1 year to 5 years	13,641	13,992	127,023
Over 5 years to 10 years	–	–	–

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2005 and 2004 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Investments in capital stock	¥13,753	¥13,285	$128,066
Advances	5,709	5,650	53,161
	¥19,462	¥18,935	$181,227

6. Short-term loans and long-term debt

Short-term loans at March 31, 2005 and 2004 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Short-term bank loans	¥ 16,045	¥ 25,083	$ 149,409
Current portion of long-term loans	139,991	71,725	1,303,576
Current portion of bonds and notes	48,418	109,749	450,861
	¥204,454	¥206,557	$1,903,846

The interest rates on the above short-term loans were between 0.08% and 1.75% per annum in 2005 and between 0.5% and 3.2% per annum in 2004.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Bonds and notes:			
3.075% notes due 2007	¥ 35,000	¥ 35,000	$ 325,915
2.75% notes due 2009	20,000	20,000	186,237
3.2% notes due 2017	20,000	20,000	186,237
2.9% notes due 2008	20,000	20,000	186,237
2.2% notes due 2004	–	20,000	–
3% notes due 2007	10,000	10,000	93,119
2.05% notes due 2006	15,000	15,000	139,678
3% notes due 2011	10,000	10,000	93,119
2.08% notes due 2006	20,000	20,000	186,237
3% notes due 2010	10,000	10,000	93,119
1.33% notes due 2008	20,000	20,000	186,237
0.95% notes due 2005	20,000	20,000	186,237
1.5% notes due 2008	10,000	10,000	93,119
1.27% notes due 2009	10,000	10,000	93,119
1.7% notes due 2011	10,000	10,000	93,119
0.8% notes due 2006	30,000	30,000	279,356
2.27% notes due 2014	10,000	10,000	93,119
1.44% notes due 2011	10,000	–	93,119
2.09% notes due 2014	10,000	–	93,119
0.4% yen convertible bonds due 2005	–	89,749	–
0.75% yen convertible bonds due 2015	–	9,694	–
0% yen convertible bond type-bonds with stock acquisition rights due 2013	8,418	40,000	78,387
	298,418	429,443	2,778,825
Loans, principally from banks:			
Secured, bearing interest from 0.85% to 7.30% in 2005 and 0.85% to 7.30% in 2004, maturing in installments through 2034	398,301	353,656	3,708,921
Unsecured, bearing interest from 0.6% to 7.80% in 2005 and 0.59% to 10.00% in 2004, maturing in installments through 2019	229,492	223,531	2,136,996
	627,793	577,187	5,845,917
	926,211	1,006,630	8,624,741
Less current portion	188,409	181,474	1,754,437
	¥737,802	¥ 825,156	$6,870,304

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic and foreign banks.

The convertible bonds at March 31, 2005 were convertible into the following number of shares of common stock at the following current conversion prices:

	Conversion price per share		Number of shares
0% yen convertible bond type-bonds with stock aquisition rights due 2013	¥310.00	($2.89)	27,154,881

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2005:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥484,399	$4,510,653
Ground property and equipment	148,175	1,379,784
	¥632,574	$5,890,437

The aggregate annual maturities of long-term debt after March 31, 2005 are as follows:

Year ending March 31,	Yen (Millions)	U.S. dollars (Thousands)
2006	¥188,409	$1,754,437
2007	137,972	1,284,775
2008	132,056	1,229,686
2009 and thereafter	467,774	4,355,843
	¥926,211	$8,624,741

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2005 would not be converted prior to maturity except for 0% yen convertible bond type-bonds with stock acquisition rights due 2013 of ¥8,418 million, which was redeemed on April 28, 2005.

7. Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

In the fiscal year ended March 31, 2004, the Company and certain consolidated subsidiaries changed parts of their pension programs and adopted defined contribution pension plans. At the same time, the Company reduced the level of retirement benefits paid from trustee employee pension funds and revised the benefits calculation so that lump-sum benefits are based on employees' personal results.

These changes resulted in a reduction of ¥39,509 million in the retirement benefit obligation at April 1, 2003, and resulted in ¥2,822 million in the pension and severance cost in the fiscal year ended March 31, 2004.

The Company applied for an exemption from the payment of the benefits related to past employee services and received approvals from the Minister of Health, Labour and Welfare on October 1, 2004.

The following table sets out the funded and accrued status of the plans and the amounts recognized in the consolidated balance sheets as of March 31, 2005 and 2004 for the Company and consolidated subsidiaries' defined benefit plans:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Retirement benefit obligation	¥(262,224)	¥(258,225)	$(2,441,792)
Plan assets at fair value	90,327	84,292	841,112
Unfunded retirement benefit obligation	(171,897)	(173,933)	(1,600,680)
Unrecognized net transitional retirement benefit obligation	67,119	73,831	625,002
Unrecognized actuarial loss	33,521	34,307	312,143
Unrecognized prior service cost	(35,813)	(38,903)	(333,485)
	¥(107,070)	¥(104,698)	$ (997,020)
Prepaid pension cost	¥ 670	¥ 691	$ 6,239
Accrued employees' retirement benefits	(107,740)	(105,389)	(1,003,259)
	¥(107,070)	¥(104,698)	$ (997,020)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
Service cost	¥11,947	¥14,092	¥18,673	$111,249
Interest cost	6,167	7,163	9,664	57,426
Expected return on plan assets	(3,671)	(4,436)	(6,065)	(34,184)
Amortization of net transitional retirement benefit obligation	6,712	6,943	7,321	62,501
Amortization of actuarial loss	3,213	5,435	7,032	29,919
Amortization of prior service cost	(3,090)	(3,077)	(251)	(28,774)
Net periodic pension and severance cost	¥21,278	¥26,120	¥36,374	$198,138
Gain on return of the substituted portion of the employee pension fund	–	(6,662)	–	–
Net benefit cost	¥21,278	¥19,458	¥36,374	$198,138

Besides the above net periodic pension and severance cost, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥608 million ($5,662 thousand) and ¥1,858 million ($17,301 thousand), respectively, for the year ended March 31, 2005, and ¥498 million and ¥1,957 million, respectively, for the year ended March 31, 2004, and for supplemental retirement benefit were ¥3,191 million for the year ended March 31, 2003.

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants taxes and enterprise tax) which in aggregate resulted in a normal statutory tax rate of 42.05% in 2004 (excluding surtax for adopting the consolidated taxation system) and 2003.

According to a revised local tax law enacted on March 31, 2003 in Japan, a reduction of the enterprise tax rate has been effective on and after April 1, 2004. As a result, the aggregate statutory income tax rate for domestic companies was changed from 42.05% to 40.16% in 2005.

The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. For the consolidated taxation system purposes, the Company has consolidated all qualified, wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. This temporary surtax was abolished and not applicable on and after April 1, 2004.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2005 and 2004 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Deferred tax assets:			
Accrued employees' retirement benefits	¥39,149	¥34,780	$364,550
Unrealized gain on derivative financial instruments	11,145	–	103,781
Intercompany profits on inventories and property and equipment	6,419	6,563	59,773
Accrued expenses	5,336	5,745	49,688
Allowance for doubtful accounts	4,425	1,807	41,205
Valuation loss on other long-term receivables	3,068	–	28,569
Accrued enterprise taxes	3,054	–	28,438
Tax loss carry-forward	3,045	7,056	28,354
Other	10,260	10,583	95,540
Total gross deferred tax assets	85,901	66,534	799,898
Less valuation allowance	(7,790)	(7,023)	(72,540)
Total net deferred tax assets	78,111	59,511	727,358
Deferred tax liabilities:			
Unrealized holding gain on securities	(3,799)	(3,499)	(35,375)
Special depreciation reserve	(1,148)	–	(10,690)
Other	(2,571)	(2,240)	(23,942)
Total gross deferred tax liabilities	(7,518)	(5,739)	(70,007)
Net deferred tax assets	¥70,593	¥53,772	$657,351

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2005 is not disclosed because it is of no importance.

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2004 is as follows:

Statutory tax rate	42.05%
Reconciliation:	
Entertainment expenses not qualifying for deduction	2.50
Change of tax rates	2.27
Inhabitants tax per capita levy	0.64
Change in valuation allowance and related adjustments	(19.28)
Other	1.43
Effective income tax rate	29.61%

A reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2003 is not disclosed because of the loss before income taxes and minority interests.

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities in the balance sheets is summarized below.

Estimated acquisition costs, accumulated depreciation and net book value of leased assets at March 31, 2005 and 2004 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Aircraft:			
Estimated acquisition cost	¥326,539	¥314,854	$3,040,684
Estimated amount of accumulated depreciation	195,921	180,505	1,824,388
Estimated net book value	130,618	134,349	1,216,296
Others:			
Estimated acquisition cost	14,818	16,773	137,982
Estimated amount of accumulated depreciation	8,451	9,085	78,694
Estimated net book value	6,367	7,688	59,288
Total:			
Estimated acquisition cost	341,357	331,627	3,178,666
Estimated amount of accumulated depreciation	204,372	189,590	1,903,082
Estimated net book value	¥136,985	¥142,037	$1,275,584

Outstanding finance lease obligations at March 31, 2005 and 2004 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Current portion of finance lease obligations	¥ 33,066	¥ 33,584	$ 307,906
Long-term finance lease obligations	110,470	116,168	1,028,680
	¥143,536	¥149,752	$1,336,586

Estimated amount of depreciation and finance charges for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
Estimated amount of depreciation by the straight-line method over the lease period	¥33,616	¥32,335	¥29,179	$313,027
Estimated interest cost	3,967	4,012	4,295	36,940

Annual lease expenses charged to income were ¥39,444 million ($367,297 thousand), ¥37,573 million and ¥34,111 million for the years ended March 31, 2005, 2004 and 2003, respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2005 and 2004 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Current portion of operating lease obligations	¥28,660	¥ 41,590	$266,878
Long-term operating lease obligations	46,095	70,308	429,230
	¥74,755	¥111,898	$696,108

10. Shareholders' equity

In accordance with the Japanese Commercial Code, shareholders' equity in the balance sheet is classified into common stock, capital surplus, earned surplus and others.

(a) Common stock and capital surplus

Any excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

Capital surplus at March 31, 2005 and 2004 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Additional paid-in capital	¥42,685	¥22,160	$397,476
Other capital surplus	30,991	30,954	288,584
	¥73,676	¥53,114	$686,060

(b) Earned surplus

Earned surplus at March 31, 2005 and 2004 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2005	2004	2005
Legal reserve	¥ –	¥ –	$ –
Retained earnings:			
Unappropriated	31,225	8,882	290,763
	¥31,225	¥8,882	$290,763

Under the Japanese Commercial Code, the Company is required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the aggregate amount of additional paid-in capital and legal reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The aggregate amount of additional paid-in capital and legal reserve in excess of 25% of stated capital may be transferred to other capital surplus by resolution of the annual shareholders' meeting and may be refunded to shareholders by resolution of the annual shareholders' meeting.

The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Japanese Commercial Code.

11. Commitments and contingent liabilities

At March 31, 2005, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥1,191,027 million ($11,090,670 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥3,386 million ($31,530 thousand) at March 31, 2005.

12. Derivatives and hedging activities

The Company and certain of its subsidiaries operate internationally and are exposed to the risk of changes in foreign exchange rates, interest rates and commodity prices of fuel. In order to manage these risks, the Company and its subsidiaries utilize forward exchange contracts to hedge certain foreign currency transactions related to purchase commitments, principally of flight equipment, and foreign currency receivables and payables. Also, the Company and its subsidiaries utilize interest rate swaps to minimize the impact of interest rate fluctuations related to their outstanding debt. In addition, the Company also enters into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel. The Company and its subsidiaries do not use derivatives for trading purposes.

The Company has developed internal hedging guidelines to control various aspects of derivative transactions, including authorization levels and transaction volumes. The Company enters into derivative transactions in accordance with these internal guidelines. Derivative and hedging transactions initiated by respective operational departments have been examined by the accounting department and these transactions, including their measures and ratios, have been monitored by management generally on a monthly basis. Assessment of hedge effectiveness is examined at inception and, on an ongoing basis, periodically. The consolidated subsidiaries have adopted the same procedures for hedging activities as the Company.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions.

13. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries, such as geographical breakdown of sales and assets, is not disclosed because of its insignificance.

Segment information for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Yen (Millions)						
As of and for the year ended March 31, 2005	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥ 961,969	¥170,937	¥ 55,454	¥104,453	¥1,292,813	¥ –	¥1,292,813
Intra-group sales and transfers	104,972	19,357	14,044	78,904	217,277	(217,277)	–
Total	1,066,941	190,294	69,498	183,357	1,510,090	(217,277)	1,292,813
Operating expenses	998,900	187,170	69,965	176,375	1,432,410	(217,371)	1,215,039
Operating income (loss)	¥ 68,041	¥ 3,124	¥ (467)	¥ 6,982	¥ 77,680	¥ 94	¥ 77,774

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,326,276	¥45,732	¥117,122	¥180,856	¥1,669,986	¥(63,373)	¥1,606,613
Depreciation and amortization	61,703	1,134	4,004	3,605	70,446	–	70,446
Capital expenditure	195,963	1,216	10,164	3,152	210,495	(315)	210,180

	U.S. dollars (Thousands)						
As of and for the year ended March 31, 2005	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$8,957,715	$1,591,740	$516,380	$ 972,651	$12,038,486	$ –	$12,038,486
Intra-group sales and transfers	977,484	180,250	130,775	734,743	2,023,252	(2,023,252)	–
Total	9,935,199	1,771,990	647,155	1,707,394	14,061,738	(2,023,252)	12,038,486
Operating expenses	9,301,611	1,742,900	651,504	1,642,378	13,338,393	(2,024,127)	11,314,266
Operating income (loss)	$ 633,588	$ 29,090	$ (4,349)	$ 65,016	$ 723,345	$ 875	$ 724,220

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$12,350,088	$425,850	$1,090,623	$1,684,105	$15,550,666	$(590,120)	$14,960,546
Depreciation and amortization	574,569	10,560	37,285	33,569	655,983	–	655,983
Capital expenditure	1,824,779	11,323	94,646	29,351	1,960,099	(2,933)	1,957,166

As of and for the year ended March 31, 2004	Yen (Millions) Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥908,273	¥150,728	¥55,391	¥103,204	¥1,217,596	¥ –	¥1,217,596
Intra-group sales and transfers	89,704	17,882	13,450	73,826	194,862	(194,862)	–
Total	997,977	168,610	68,841	177,030	1,412,458	(194,862)	1,217,596
Operating expenses	970,703	166,543	69,483	172,339	1,379,068	(195,826)	1,183,242
Operating income (loss)	¥ 27,274	¥ 2,067	¥ (642)	¥ 4,691	¥ 33,390	¥ 964	¥ 34,354

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,286,829	¥39,769	¥113,238	¥175,762	¥1,615,598	¥(50,492)	¥1,565,106
Depreciation and amortization	56,077	1,016	3,476	3,667	64,236	–	64,236
Capital expenditure	135,190	859	9,805	2,191	148,045	(401)	147,644

As of and for the year ended March 31, 2003	Yen (Millions) Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥911,484	¥144,940	¥59,547	¥ 99,938	¥1,215,909	¥ –	¥1,215,909
Intra-group sales and transfers	81,003	17,930	13,166	73,251	185,350	(185,350)	–
Total	992,487	162,870	72,713	173,189	1,401,259	(185,350)	1,215,909
Operating expenses	999,400	162,286	73,987	167,865	1,403,538	(185,032)	1,218,506
Operating income (loss)	¥ (6,913)	¥ 584	¥ (1,274)	¥ 5,324	¥ (2,279)	¥ (318)	¥ (2,597)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,179,728	¥37,153	¥111,191	¥180,789	¥1,508,861	¥(66,288)	¥1,442,573
Depreciation and amortization	53,602	733	4,026	3,491	61,852	–	61,852
Capital expenditure	121,734	1,345	4,435	3,042	130,556	(693)	129,863

14. Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets as of March 31, 2005, 2004 and 2003 and cash and cash equivalents for the purpose of the statements of cash flows is as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
Cash	¥158,204	¥216,284	¥154,876	$1,473,173
Time deposits with maturities of more than three months	(777)	(787)	(504)	(7,235)
Marketable securities	5,730	19,029	2,458	53,357
Marketable securities with maturities of more than three months	(2)	(2)	(62)	(19)
Short-term investments with maturities of three months or less, included in prepaid expenses and other current assets	–	–	1,353	–
Cash and cash equivalents	¥163,155	¥234,524	¥158,121	$1,519,276

Significant non-cash transactions for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2005	2004	2003	2005
Conversion of convertible bonds:				
Credited to common stock	¥ 4,733	¥ 527	–	$ 44,073
Credited to capital surplus	4,733	527	–	44,073
	¥ 9,466	¥1,055	–	$ 88,146
Issuance of new stock by execution of stock acquisition rights:				
Credited to common stock	¥15,791	–	–	$147,052
Credited to capital surplus	15,791	–	–	147,052
	¥31,582	–	–	$294,104

15. Subsequent events

(a) On April 28, 2005, the Company executed a share exchange agreement with ANA Real Estate Co., Ltd., following a resolution at a meeting of the Board of Directors, under which ANA Real Estate Co., Ltd. shall be a wholly-owned subsidiary effective October 1, 2005. This share exchange intends to accelerate decision making processes and improve management efficiency.

At an exchange rate of 0.56 shares of common stock of the Company to one share of the common stock of ANA Real Estate Co., Ltd., the Company will allocate 8,157,552 shares of treasury common stock without issuance of new shares. However, no shares of the stock of the Company will be allocated to 34,048,000 shares of common stock of ANA Real Estate Co., Ltd. that are held by the Company.

By the shareholders' meeting was held on June 28, 2005, the Company had purchased treasury common stocks in accordance with Article 211-3, Paragraph 1-2 of the Japanese Commercial Code to use them for the share exchange.

(b) At the shareholders' meeting held on June 28, 2005, the following appropriation from unappropriated retained earnings of the Company was approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Cash dividends, ¥3.00 ($0.028) per share	¥5,015	$46,699
Transfer to special depreciation reserve, net of deferred taxes	1,710	15,923

ERNST & YOUNG SHINNIHON
■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641
■ Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the accompanying consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Ernst & Young ShinNihon

Ernst & Young ShinNihon

June 28, 2005

A MEMBER OF ERNST & YOUNG GLOBAL

The ANA Group

(As of March 31, 2005)

	Number of subsidiaries			Number of affiliates	
Operating segment	Total	of which, consolidated	of which, equity method	Total	of which, equity method
Air Transportation	34	32	–	6	4
Travel Services	11	9	–	1	1
Hotel Operations	22	21	–	1	1
Other Businesses	65	34	6	32	10
Total	132	96	6	40	16

ANA and Principal Subsidiaries and Affiliates	Principal Businesses	Sales* (¥ Millions)	Paid-in Capital* (¥ Millions)	Percentage Owned by the Parent
Air Transportation—*Transportation Related*				
All Nippon Airways Co., Ltd. (ANA)	Air transportation, other aircraft operations, incidental operations	¥1,100,448	¥107,292	Parent
Air Nippon Co., Ltd. (ANK)	Air transportation	79,985	5,400	99.5%
Air Japan Co., Ltd. (AJX)	Air transportation (Asia, Pacific-Rim tourist resort routes)	11,074	50	100.0
Air Hokkaido Co., Ltd. (ADK)	Domestic air transportation, other aircraft operations	152	300	80.0
Air Nippon Network Co., Ltd. (AKX)	Domestic air transportation, other aircraft operations	8,843	250	100.0
Nippon Cargo Airlines Co., Ltd. (NCA)	Air transportation (international cargo), nonscheduled air transportation	96,499	21,600	27.6
Air Transportation—*Transportation Support Related*				
ANA Catering Service Co., Ltd.	Preparation of in-flight meals, loading and removal of catering equipment from aircraft, operation of staff canteens	3,954	352	100.0
Osaka Airport Service Co., Ltd.	Aircraft ground support operations (Osaka International Airport, Fukuoka Airport)	6,333	150	49.3
International Airport Utility Co., Ltd.	Aircraft ground support operations (Tokyo (Haneda) International Airport, New Chitose Airport)	14,848	100	50.0
New Tokyo Airport Service Co., Ltd.	Aircraft ground support operations (Narita International Airport)	9,102	60	50.0
ANA Aircraft Maintenance Co., Ltd.	Maintenance, repair, and improvement of aircraft and equipment / Maintenance and development of training equipment for cabin crews	8,455	7,000	98.4
Travel Services				
ANA Sales Co., Ltd.	Wholesaler of travel packages integrated with ANA's network of domestic and international routes / Development and sales of ANA Sky Holiday domestic package tours / Development, support, and sales of ANA Hallo Tour international package tours	168,210	1,000	97.5
Hotel Operations				
ANA Property Management Co., Ltd.	Management and leasing of real estate	4,123	2,450	100.0
ANA Hotels & Resorts Co., Ltd.	Operation, management, and development of accommodation facilities / Operation and management of restaurants, wedding reception facilities, etc.	3,288	30	100.0
ANA Hotel Management Co., Ltd.	Management and operation of hotels	379	30	100.0
ANA Hotel Tokyo Co., Ltd.	Management of hotel	14,465	40	100.0
Okinawa ANA Resort Co., Ltd.	Management of hotel	5,837	2,600	100.0
Other Businesses				
All Nippon Airways Trading Co., Ltd.	General trading company	109,064	360	50.0
ANA Real Estate Co., Ltd.	Real estate rental, real estate brokerage, insurance agency	7,334	7,229	70.8
ANA Information Systems Planning Co., Ltd.	Planning, development, operation, and maintenance of information systems / Systems consultation services	16,172	52	100.0
Infini Travel Information, Inc.	Provision of information on computer reservation systems	4,521	4,000	60.0
ANA Logistic Service Co., Ltd.	Warehouse management, customs clearance, and distribution services for air cargo imports	8,930	465	57.0
Jamco Corporation	Maintenance, repair, and improvement of on-board aircraft interior	26,294	5,360	20.0

* Figures for sales and paid-in capital of each company are stated before intercompany eliminations.

Consolidated Eleven-Year Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

Years ended March 31 (¥ millions, except per share amounts, operating statistics, employee data, and financial ratios)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
For the Year											
Operating revenues:											
Air transportation[1]	–	–	–	–	965,982	980,503	1,038,284	978,411	992,487	997,977	**1,066,941**
Travel services[1]	–	–	–	–	71,654	135,877	152,857	158,533	162,870	168,610	**190,294**
Hotel operations[1]	–	–	–	–	68,510	77,373	83,699	75,671	72,713	68,841	**69,498**
Other businesses[1]	–	–	–	–	44,640	176,221	191,115	188,169	173,189	177,030	**183,357**
Intercompany eliminations	–	–	–	–	(80,013)	(160,327)	(186,320)	(196,270)	(185,350)	(194,862)	**217,277**
Total	914,244	967,302	1,021,742	1,080,506	1,070,773	1,209,647	1,279,635	1,204,514	1,215,909	1,217,596	**1,292,813**
Operating expenses:											
Air transportation[1]	–	–	–	–	976,799	954,811	965,948	959,662	999,400	970,703	**998,900**
Travel services[1]	–	–	–	–	71,883	132,551	151,379	158,615	162,286	166,543	**187,170**
Hotel operations[1]	–	–	–	–	65,535	73,535	79,868	76,335	73,987	69,483	**69,965**
Other businesses[1]	–	–	–	–	41,503	176,439	184,717	183,181	167,865	172,339	**176,375**
Intercompany eliminations	–	–	–	–	(79,786)	(159,248)	(184,520)	(196,247)	(185,032)	(195,826)	**(217,371)**
Total	899,464	939,547	1,001,149	1,074,357	1,075,934	1,178,088	1,197,392	1,181,546	1,218,506	1,183,242	**1,215,039**
Operating income (loss):											
Air transportation[1]	–	–	–	–	(10,817)	25,692	72,336	18,749	(6,913)	27,274	**68,041**
Travel services[1]	–	–	–	–	(229)	3,326	1,478	(82)	584	2,067	**3,124**
Hotel operations[1]	–	–	–	–	2,975	3,838	3,831	(664)	(1,274)	(642)	**(467)**
Other businesses[1]				–	3,137	(218)	6,398	4,988	5,324	4,691	**6,982**
Intercompany eliminations	–	–	–	–	(227)	(1,079)	(1,800)	(23)	(318)	964	**94**
Total	14,780	27,755	20,593	6,149	(5,161)	31,559	82,243	22,968	(2,597)	34,354	**77,774**
Income (loss) before income taxes and minority interests	(1,534)	1,491	12,694	(4,391)	(2,430)	(22,689)	63,289	(7,178)	(54,821)	35,221	**45,679**
Net income (loss)	(7,471)	(8,572)	4,298	(5,398)	(4,732)	(15,201)	40,286	(9,456)	(28,256)	24,756	**26,970**
Interest and dividend income	8,144	8,489	9,398	8,701	8,625	8,466	9,537	7,143	6,843	5,791	**5,418**
Interest expenses	53,831	51,257	46,237	43,838	40,305	38,950	35,079	28,758	25,283	22,247	**21,117**
At Year-End											
Current assets	329,709	320,320	281,802	343,819	396,660	443,052	419,296	407,833	355,996	463,392	**421,170**
Fixed assets:											
Aircraft	371,025	333,438	327,390	343,554	349,317	389,955	441,796	445,371	437,231	461,870	**497,656**
Others	632,698	662,730	642,743	681,052	629,432	683,713	588,249	656,252	648,674	638,978	**687,182**
Total	1,003,723	996,168	970,133	1,024,606	978,749	1,073,668	1,030,045	1,101,623	1,085,905	1,100,848	**1,184,838**
Total assets	1,365,076	1,335,477	1,267,716	1,382,401	1,395,189	1,534,617	1,451,420	1,510,982	1,442,573	1,565,106	**1,606,613**
Current liabilities	298,311	358,032	321,257	358,753	384,874	498,502	425,786	444,863	317,938	441,657	**506,474**
Long-term liabilities	905,208	834,154	802,197	902,550	895,533	935,726	868,784	915,189	992,375	964,453	**875,638**
Total shareholders' equity	154,209	136,710	137,759	118,031	112,315	97,456	150,500	138,641	121,954	150,086	**214,284**
Interest-bearing debt:											
Short-term debt	141,832	180,197	146,260	169,514	197,105	268,618	175,519	221,481	83,916	206,557	**204,454**
Long-term debt	834,356	739,096	717,579	818,704	807,021	843,722	760,211	796,342	861,479	825,156	**737,802**
Total	976,188	919,293	863,839	988,218	1,004,126	1,112,340	935,730	1,017,823	945,395	1,031,713	**942,256**
Cash Flows											
from operating activities	67,927	94,383	82,045	64,772	61,285	77,249	148,796	33,993	85,952	89,793	**149,070**
from investing activities	11,107	(96,771)	(26,910)	(157,473)	(19,626)	(85,207)	(17,964)	(123,927)	(52,478)	(95,882)	**(169,247)**
from financing activities	(20,742)	(61,223)	(59,776)	120,052	17,227	45,640	(158,359)	69,104	(63,364)	82,867	**(51,600)**
Capital expenditure	65,976	62,720	193,035	95,617	72,928	111,269	94,391	132,408	129,863	147,644	**210,180**
Depreciation and amortization	80,385	73,548	68,265	74,474	73,420	58,441	59,333	61,337	61,852	64,236	**70,446**
Per Share Data (¥)											
Net income (loss)	(5.18)	(5.94)	2.98	(3.74)	(3.28)	(10.54)	27.75	(6.17)	(18.42)	16.14	**17.26**

Note: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Air Transportation Operating Expenses Composition[1]											
Fuel and fuel tax	–	–	–	–	–	–	–	–	147,399	143,620	148,584
Landing and navigation fees	–	–	–	–	–	–	–	–	100,075	100,692	97,720
Aircraft leasing	–	–	–	–	–	–	–	–	82,993	94,675	94,294
Depreciation and amortization	–	–	–	–	–	–	–	–	53,602	56,077	61,703
Aircraft maintenance—parts and contracts	–	–	–	–	–	–	–	–	56,882	51,639	53,080
Personnel	–	–	–	–	–	–	–	–	234,748	220,029	220,387
Other	–	–	–	–	–	–	–	–	323,701	303,971	323,132
Total	–	–	–	–	976,799	954,811	965,948	959,662	999,400	970,703	998,900
Operating Statistics											
Available seat-km (millions):											
Domestic	50,031	52,630	54,167	56,787	59,875	60,093	61,074	60,980	62,565	63,148	60,648
International	15,755	19,646	23,532	28,359	31,138	33,772	32,446	26,928	25,974	24,626	25,190
Revenue passenger-km (millions):											
Domestic	30,900	32,449	34,439	36,009	37,009	38,411	38,469	38,780	40,388	38,857	38,454
International	10,958	13,572	15,932	18,835	20,562	22,510	24,124	17,799	18,719	16,950	19,191
Load factor (%):											
Domestic	61.8	61.7	63.6	63.4	61.8	63.9	63.0	63.6	64.6	61.5	63.4
International	69.6	69.1	67.7	66.4	66.0	66.7	74.4	66.1	72.1	68.8	76.2
Unit revenues[2] (¥/ASK):											
Domestic	–	–	–	–	10.9	10.9	11.0	10.8	10.3	10.2	10.9
International	–	–	–	–	5.6	5.4	6.4	6.3	7.1	7.2	8.4
Passenger yield[3] (¥/RPK):											
Domestic	–	–	–	–	17.7	17.0	17.5	17.1	16.0	16.6	17.1
International	–	–	–	–	8.5	8.0	8.6	9.5	9.9	10.4	11.0
Number of Employees[1]											
Air transportation	–	–	–	–	18,894	21,165	20,608	20,489	20,882	20,530	20,797
Travel services	–	–	–	–	803	1,567	1,683	1,638	1,728	1,752	1,645
Hotel operations	–	–	–	–	4,081	4,082	3,772	3,604	2,961	2,990	2,887
Other businesses	–	–	–	–	2,046	3,489	3,295	3,364	3,336	3,598	3,769
Total	–	–	–	–	25,824	30,303	29,358	29,095	28,907	28,870	29,098
Financial Ratios											
Profitability *(%)*											
Operating income margin	1.6	2.9	2.0	0.6	–	2.6	6.4	1.9	–	2.8	6.0
Net income margin	–	–	0.4	–	–	–	3.1	–	–	2.0	2.1
ROA (Operating return on assets)[4]	1.6	2.6	2.2	1.0	0.9	2.7	6.1	2.0	0.3	2.7	5.2
ROE (Return on equity)[5]	–	–	3.1	–	–	–	32.5	–	–	18.2	14.8
Efficiency *(times)*											
Asset turnover	0.7	0.7	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8	0.8
Safety / Stability *(times)*											
Current ratio	1.1	0.9	0.9	1.0	1.0	0.9	1.0	0.9	1.1	1.0	0.8
Equity ratio (%)	11.3	10.2	10.9	8.5	8.1	6.4	10.4	9.2	8.5	9.6	13.3
Debt/equity ratio	6.3	6.7	6.3	8.4	8.9	11.4	6.2	7.3	7.8	6.9	4.4

Notes: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.
2. Unit revenues = passenger operating revenues (before eliminations) / available seat-km
3. Passenger yield = passenger operating revenues (before eliminations) / revenue passenger-km
4. ROA (Operating return on assets) = (operating income + interest and dividend income) / simple average of total assets
5. ROE (Return on equity) =net income / simple average of total assets
6. The system used to collect data for cargo and passenger operations was changed in the fiscal year ended March 2005, and the data for the fiscal year ended March 2004 has also been aggregated under the new system.

ANA Route System

(As of June 15, 2005)

Domestic Network

Number of routes: 132

Number of flights: 865 per day



Wakkanai
Rishiri
Okhotskmonbetsu
Asahikawa
Memanbetsu
Nakashibetsu
Sapporo (Okadama)
Kushiro
Sapporo (Chitose)
Okushiri
Hakodate
Odate-Noshiro
Akita
Shonai
Sendai
Niigata
Noto
Fukushima
Toyama
Komatsu
Tokyo (Haneda)
Narita
Yonago
Tottori
Osaka (Itami)
Nagoya (Chubu)
Oshima
Tsushima
Iwami
Okayama
Hiroshima
Yamaguchi Ube
Takamatsu
Osaka (Kansai)
Miyakejima
Fukuoka
Tokushima
Saga
Matsuyama
Kochi
Gotofukue
Oita
Hachijojima
Nagasaki
Kumamoto
Miyazaki
Kagoshima
Okinawa (Naha)
Miyako
Ishigaki

○ Cities served by ANA and ADK, including code-sharing with IBX and Hokkaido International Airlines (ADO).

International Network

Number of routes: 35
Number of flights: 488 per week
(ANA Group total, excluding code-share flights)


Toronto
Columbus
Richmond
Cincinnati
Minneapolis
Ottawa
Pittsburgh
Montréal
Cleveland
Buffalo
Philadelphia
Boston
New York
(J.F. Kennedy, Newark)
Washington, D.C.
(Dulles)
Charlotte
Orlando
Miami
Tampa
Houston
Chicago
St. Louis
Vancouver
Seattle
Portland
Denver
Salt Lake City
Las Vegas
Phoenix
San Francisco
Los Angeles
San Diego
Guadalajara
Mexico City
Honolulu
Rio de Janeiro
São Paulo
Guam
Hamburg
Warsaw
Berlin
Edinburgh
Glasgow
London
Dusseldorf
Belfast
Manchester
Frankfurt
Linz
Vienna
Salzburg
Graz
Munich
Innsbruck
Zurich
Paris
Geneva
Milan
Sendai
Narita
Chubu
Hiroshima
Kansai
Fukuoka
Shenyang
Dalian
Beijing
Seoul
Qingdao
Shanghai
Hangzhou
Chengdu
Chongquing
Xiamen
Taipei
Shenzhen
Guangzhou
Hong Kong
Chiang Rai
Chiang Mai
Bangkok
Ho Chi Minh City
Phuket
Hat Yai
Kuala Lumpur
Singapore
Doha


Syracuse
Albany
Richmond
Burlington
Charleston
Portland
Washington D.C.
New York (Newark)
Providence
New York (J.F. Kennedy)
Jacksonville
New York (La Guardia)

○ Cities served by ANA, AJX, and ANK
● Cities served by code-sharing

ANA Directory

(As of June 30, 2005)

HEAD OFFICE
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005

OVERSEAS SALES OFFICES

United States

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
TEL: 1-310-782-3000
FAX: 1-310-782-3120

New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
TEL: 1-212-840-3700
FAX: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W., Suite 400,
Washington, DC 20036, U.S.A.
TEL: 1-202-857-5240
FAX: 1-202-857-5250

San Francisco
1350 Old Bayshore Highway,
Suite 650,
Burlingame, CA 94010, U.S.A.
TEL: 1-650-762-3300
FAX: 1-650-762-3310

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819, U.S.A.
TEL: 1-808-838-0190
FAX: 1-808-838-0191

Guam
Suite B226,
Guam International Air Terminal
355 Chalan Pasajeru
Tamuning, Guam 960113, U.S.A.
TEL: 1-671-642-5588
FAX: 1-671-646-9070

Europe

London
Hythe House,
200 Shepherd's Bush Road,
London, W6 7NY, U.K.
TEL: 44-20-8762-8800
FAX: 44-20-8762-8830

Paris
29/31 rue St. Augustin,
75002 Paris, France
TEL: 33-1-53-83-52-20
FAX: 33-1-53-75-12-11

Frankfurt
Rossmarkt 21, 60311,
Frankfurt am Main, Germany
TEL: 49-69-299760
FAX: 49-69-285045

Dusseldorf
Berliner Allee 26,
40212, Dusseldorf, Germany
TEL: 49-211-865950
FAX: 49-211-131138

Geneva
Route de Pre-Bois 29,
1215 Geneve 15 Aeroport,
Switzerland
TEL: 41-22-909-1050
FAX: 41-22-909-1055

Brussels
Avenue Louise 287 Boite 21,
1050 Brussels, Belgium
TEL: 32-2-639-0380
FAX: 32-2-647-5149

Moscow
Sredny Tishinsky Pereulok,
28/1, Business Center, Room 320,
Chaika Plaza-2, Moscow, Russia
TEL: 7-095-777-0351
FAX: 7-095-777-0353

Rome
Room 447, Office Tower,
Fiumicino Airport 00050,
Rome, Italy
TEL: 39-06-6501-1600
FAX: 39-06-6501-2002

Madrid
APTO 1007. Calle Princesa 3
Duplicado, 28008, Madrid, Spain
TEL: 34-902-111-029
FAX: 34-91-548-4039

Hamburg
c/o Lufthansa AG Dammtorstr. 14,
20354, Hamburg, Germany
TEL: 49-40-35724330
FAX: 49-40-35719853

Zurich
Gutenbergstr. 10,
8027, Zurich, Switzerland
TEL: 41-1-202-7770
FAX: 41-1-202-7771

Asia

Beijing
Room N200,
Beijing Fortune Building,
5 Dong San Huan Bei Lu,
Chaoyang District,
Beijing 100004, P.R. of China
TEL: 86-10-6590-9174
FAX: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
TEL: 86-22-2330-4289
FAX: 86-22-2330-4260

Shenyang
Room No. 2-116, Tower 1,
City Plaza Shenyang No. 206,
Nanjing North Street,
Heping District, Shenyang 110001,
P.R. of China
TEL: 86-24-2334-1611
FAX: 86-24-2334-1100

Dalian
1st Floor, Senmao Building,
147 Zhongshan Road,
Xigang District, Dalian 116011,
P.R. of China
TEL: 86-411-360-6611
FAX: 86-411-360-6622

Qingdao
6th Floor, Crowne Plaza Qingdao,
76 Xiang Gang Zhong Lu,
Qingdao 266071, P.R. of China
TEL: 86-0532-578-5503
FAX: 86-0532-578-5504

Shanghai
Room 4102,
Raffles City (Office Tower),
268 Xi Zang Zhong Road,
Shanghai 200001, P.R. of China
TEL: 86-21-6340-3535
FAX: 86-21-6340-3702

Xiamen
Room 205,
Holiday Inn Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
TEL: 86-592-205-2206
FAX: 86-592-211-0537

Hangzhou
2nd Floor, Hangzhou Holiday Inn,
289 Jianguo North Road,
Hangzhou, Zhejiang 310003,
P.R. of China
TEL: 86-571-8527-1180
FAX: 86-571-8527-1181

Guangzhou
Room 3501, CITIC Plaza,
223 Tianhe Bei Lu,
Tianhe Ward, Guangzhou 510063,
P.R. of China
TEL: 86-20-3877-2381
FAX: 86-20-3877-2382

Hong Kong
Suite 501,
One International Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
TEL: 852-2848-4100
FAX: 852-2523-8534

Seoul
Room 1501, Seoul Center Building,
91-1 Sogong-Dong, Jung-Gu,
Seoul, 100-070, Korea
TEL: 82-2-752-1190
FAX: 82-2-753-3941

Bangkok
2nd & 4th Floors,
C.P. Tower Building,
313, Silom Road,
Bangkok 10500, Thailand
TEL: 66-2238-5131
FAX: 66-2238-5134

Ho Chi Minh City
16th Floor, Sun Wah Tower,
115 Nguyen Hue Building, Dist. 1,
Ho Chi Minh City, Vietnam
TEL: 84-8-821-9617
FAX: 84-8-821-9619

Yangon
#0201, Sakura Tower,
339 Bogyoke Aung San Road,
The Kyauktadar Township,
Yangon, The Union of Myanmar
TEL: 95-1-255415
FAX: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
TEL: 60-3-2032-5393
FAX: 60-3-2032-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
TEL: 65-6228-3288
FAX: 65-6224-6627

DOMESTIC SALES OFFICES

Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa and 39 other cities

Investor Information

(As of March 31, 2005)

Date of Foundation
December 27, 1952

Head Office
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005
URL: http://www.ana.co.jp/

Investor Relations
TEL: 81-3-6735-1030
FAX: 81-3-6735-1125

Number of Employees
29,098 (Consolidated)
12,091 (Non-consolidated)

Paid-in Capital
¥107,292 million

Number of Shares of Common Stock
Authorized: 2,203,200,000 shares
Issued: 1,672,804,427 shares

Number of Shareholders
223,389

Stock Listings
Tokyo, Osaka, and London

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.	79,998	4.78%
Japan Trustee Services Bank, Ltd. (Trust account)	55,161	3.30
The Master Trust Bank of Japan, Ltd. (Trust account)	45,146	2.70
The Tokio Marine and Nichido Fire Insurance Co., Ltd.	43,126	2.58
Mitsui Sumitomo Insurance Co., Ltd.	34,567	2.07
Nippon Life Insurance Company	30,713	1.84
All Nippon Airways Co., Ltd., Employee Stock Ownership Association	29,342	1.75
The Asahi Shimbun	24,376	1.46
Nissay Dowa General Insurance Company, Ltd.	23,011	1.38
Sumitomo Mitsui Banking Corporation	21,882	1.31
Total	387,325	23.15%

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Independent Auditor
Ernst & Young ShinNihon

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary:
The Bank of New York
101 Barclay Street, 22 West, New York, NY 10286, U.S.A
TEL: 1-212-815-2042
U.S. Toll Free: 1-888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Stock Price and Ratios (Consolidated)

	2001	2002	2003	2004	2005
Stock Price* (¥):					
High	454	505	380	364	403
Low	250	289	202	191	312
PER (times):					
High	16.4	–	–	22.6	23.3
Low	9.0	–	–	11.8	18.1
Price / Cash Flow Ratio (times):					
High	6.6	14.9	17.4	6.3	6.8
Low	3.6	8.5	9.2	3.3	5.3
PBR (times):					
High	4.6	5.6	4.8	3.7	3.1
Low	2.5	3.2	2.5	2.0	2.4
Net Income (Loss) per Share (¥)	27.75	(6.17)	(18.42)	16.14	17.26
Equity per Share (¥)	98.19	90.40	79.57	97.66	128.31
Cash Dividends per Share (¥)	–	–	–	3.00	3.00

* *Tokyo Stock Exchange*

Stock Price


Stock Price Range
(¥)
450
300
150
0
2002
2003
2004
2005

ANA

Printed in Japan

Printed on recycled paper